2022 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS & PROXY STATEMENT



HELIOS® TECHNOLOGIES

AUGMENTING STRATEGY • **ADVANCING** TECHNOLOGIES • **ACCELERATING** GROWTH



Dear Shareholders,

Our strategic focus is to be the leading provider in industrial niche markets with premier products and solutions while maintaining superior profitability and maximizing shareholder returns. In 2021, we completed another strong year with revenue growth of 66%, including 27% organic growth and earnings per diluted share increasing over seven times to $3.22. We delivered these strong results even as we continued to address the challenges resulting from yet another year of the worldwide pandemic, specifically global supply chain constraints and labor shortages. We have tremendous potential as an organization, and I am very optimistic that it will be further unleashed as we move beyond these inflationary and macro-economic challenges.

When I wrote to you in 2021, I discussed our purpose statement and shared corporate values. They continue to be the heart of what we do. Our purpose is to provide trusted global brands that deliver technology solutions that ensure safety, reliability, connectivity and control. Our shared values are intent upon integrity, inclusion, accountability, innovation and leadership. We believe we embody our purpose and values in all that we do as an organization. They are the foundation for the Helios Business System (HBS) that we introduced in 2021 *(pictured)*.

These also guide our ESG efforts. In 2021, we continued to advance on our ESG journey. Highlights included:

- *Governance enhancements:* Policies established for Director nominations to ensure diversity and inclusion, attendance at annual meetings, annual ethics trainings for all employees, and the creation of an ESG Board Committee.
- *Environmental Sustainability:* Global initiatives to drive automation, reduced power consumption and increased use of renewable energy sources. Better resource maximization through production process redesign, scrap reduction initiatives, electronic waste reduction, reduced use of single use plastics and elimination of hazardous materials in our European facilities.
- *Social Responsibility:* Clearly articulated policy of diversity and inclusion and required training. Inaugural Career Development Program to develop organizational bench with new talent. The creation of 'Helios Engage' which provides employees a platform to support charitable organizations, including our Employee Assistance Fund, with a dollar-for-dollar corporate match program and volunteering opportunities. Health & Safety policies throughout enterprise, along with several onsite medical clinics for employees and families.

We are proactive in our efforts to engage with our shareholders and hope you can join us at our 2022 Annual Meeting of Shareholders on June 7th.



OUR MISSION
PROTECT THE BUSINESS
THINK AND ACT GLOBALLY
DIVERSIFY MARKETS AND REVENUE
DEVELOP TALENT
OUR SHARED VALUES
ACCOUNTABILITY
We keep our promises.
INTEGRITY
We do the right thing.
INCLUSION
We treat others with dignity and respect.
LEADERSHIP
We passionately deliver excellence.
INNOVATION
We cultivate intellectual curiosity to inspire creativity.
OUR PURPOSE
Our trusted global brands deliver technology solutions that ensure safety, reliability, connectivity and control.

You are cordially invited to attend the Helios Technologies ("Helios") Annual Meeting of Stockholders on June 7, 2022 at 9:00 a.m. (Central Daylight Time), in Nashville, Tennessee at The Joseph Hotel, 401 Korean Veterans Blvd., Nashville, TN 37203. All Helios stockholders of record at the close of business on April 12, 2022 are welcome to attend the Annual Meeting, but it is important that your shares are represented at the Annual Meeting even if you do not plan to attend. To ensure you will be represented, as soon as possible please vote by telephone, mail, or online.

On behalf of the Board of Directors and our leadership team, I would like to express our appreciation for your continued interest in and support of Helios Technologies.

Sincerely,

Josef Matosevic
President & CEO
Helios Technologies, Inc.



HELIOS TECHNOLOGIES, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
Tuesday, June 7, 2022

Notice is hereby given that the Annual Meeting of Shareholders of Helios Technologies, Inc., a Florida corporation, will be held on Tuesday, June 7, 2022 at 9:00 a.m. (Central Daylight Time) at The Joseph Hotel, 401 Korean Veterans Blvd., Nashville, TN 37203 for the following purposes:

1. To elect three Directors to serve until the Annual Meeting in 2025, all of whom shall serve until their successors are elected and qualified or until their earlier resignation, removal from office or death;

2. To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the year 2022;

3. To conduct an advisory vote to approve Named Executive Officer compensation; and

4. To transact such other business as properly may come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on April 12, 2022 (referred to herein as the "record date"), are entitled to receive notice of and to vote at the Meeting and any adjournment thereof.

We sent a Notice of Internet Availability of Proxy Materials on or about April 27, 2022, and provided access to our proxy materials over the Internet beginning April 27, 2022, for the holders of record and beneficial owners of our common stock as of the close of business on the record date. If you received a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability instructs you on how to access and review this proxy statement and our annual report and authorize a proxy online to vote your shares. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability.

If your shares are held in street name by a brokerage, your broker will supply the Notice of Internet Availability instructions on how to access and review this proxy statement and our annual report and authorize a proxy online to vote your shares. If you receive paper copies of the materials from your broker by mail, please mark, sign, date and return your proxy card to the brokerage. It is important that you return your proxy to the brokerage as quickly as possible so that the brokerage may vote your shares. You may not vote your shares in person at the Meeting unless you obtain a power of attorney or legal proxy from your broker authorizing you to vote the shares, and you present this power of attorney or proxy at the Meeting.

By Order of the Board of Directors,

Marc A. Greenberg
Secretary

Sarasota, Florida
April 27, 2022

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE SHAREHOLDERS MEETING TO BE HELD ON JUNE 7, 2022**

This Proxy Statement and our 2022 Annual Report to Shareholders are available at: www.viewproxy.com/HeliosTechnologies/2022 and https://ir.heliostechnologies.com.

TABLE OF CONTENTS


HELIOS TECHNOLOGIES, INC.
7456 16th Street East
Sarasota, Florida 34243

PROXY STATEMENT


This proxy overview is a summary of information that you will find throughout this proxy statement. As this is only an overview, we encourage you to read the entire proxy statement, which was first distributed to our shareholders on or about April 27, 2022.

2022 ANNUAL MEETING OF SHAREHOLDERS

Time and Date:	Tuesday, June 7, 2022, at 9:00 a.m. Central Daylight Time
Place:	The Joseph Hotel, 401 Korean Veterans Blvd., Nashville, TN 37203
Record Date:	April 12, 2022
Voting:	Shareholders as of April 12, 2022 (the "record date") may vote by mail, over the internet or by telephone on or before 11:59 p.m. Eastern Daylight Time on June 6, 2022 for shares held directly and by 11:59 p.m. Eastern Daylight Time on May 31, 2022 for shares held in a Plan through one of the following options:

			
By completing, signing and dating the voting instructions in the envelope provided	By the internet at www.fcrvote.com/HLIO	By telephone at 1-866-402-3905	In person by completing, signing and dating a ballot at the annual meeting

Any proxy delivered pursuant to this solicitation may be revoked, at the option of the person executing the proxy, at any time before it is exercised by delivering a signed revocation to the Company, by submitting a later-dated proxy or by attending the meeting in person and casting a ballot. If proxies are signed and returned without voting instructions, the shares represented by the proxies will be voted as recommended by the Board of Directors (the "Board"). If you are a shareholder of record, you may vote by granting a proxy. Specifically, you may vote:

- *By Internet*—If you have Internet access, you may submit your proxy by going to *www.fcrvote.com/HLIO* and by following the instructions on how to complete an electronic proxy card. You will need the 16-digit number included on your Notice or your proxy card in order to vote by Internet.

- *By Telephone*—If you have access to a touch-tone telephone, you may submit your proxy by dialing 1-866-402-3905 and by following the recorded instructions. You will need the 16-digit number included on your Notice or your proxy card in order to vote by telephone.

- *By Mail*—You may vote by mail by returning the card in the envelope that will be provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

- *In Person*—You may vote by attending the Meeting in person and casting a ballot.

The cost of soliciting proxies will be borne by the Company. In addition to the use of the mail, proxies may be solicited personally, by internet or by telephone by regular employees of the Company. The Company does not expect to pay any compensation for the solicitation of proxies, but may reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expense in sending proxy materials to their principals and obtaining their proxies. The approximate date on which this Proxy Statement and enclosed form of proxy first has been mailed or made available over the Internet to shareholders is as of April 27, 2022.

The close of business on April 12, 2022, has been designated as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting. As of April 12, 2022, 32,485,571 shares of the Company's Common Stock, par value $.001 per share, were issued and outstanding. Each shareholder will be entitled to one vote for each share of Common Stock registered in his or her name on the books of the Company on the close of business on April 12, 2022, on all matters that come before the Meeting. Abstentions will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum is present. Shares held by nominees for beneficial owners will also be counted for purposes of determining whether a quorum is present if the nominee has the discretion to vote on at least one of the matters presented, even though the nominee may not exercise discretionary voting power with respect to other matters and even though voting instructions have not been received from the beneficial owner (a "broker non-vote"). The nominee has the discretionary voting power with respect to the appointment of Grant Thornton LLP as our independent public accounting firm.

Vote Required

Directors are elected by a plurality of votes cast (meaning that the three Director nominees who receive the highest number of shares voted "for" their election are elected). "Withhold" votes and broker non-votes are not considered votes cast for the foregoing purpose and will have no effect on the election of the nominees.

The ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm is approved if the votes cast favoring the action exceed the votes cast opposing the action. Abstentions are not considered votes cast for the foregoing purpose and will have no effect on the vote for this proposal. This proposal is considered a routine matter on which the broker will have discretionary authority to vote on the proposal should a beneficial holder not provide voting instructions. For that reason, if you are a beneficial holder and you wish to vote "for," "against" or "abstain" from this proposal, you will have to provide your broker with such an instruction. Otherwise, your broker will vote in its discretion.

The advisory vote to approve Named Executive Officer compensation is approved if the votes cast favoring the action exceed the votes cast opposing the action. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose and will have no effect on the vote for this proposal.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Board of the Company currently consists of seven members. The Board is divided into three classes of Directors serving staggered three-year terms. Directors hold their positions until the annual meeting of shareholders in the year in which their terms expire, and until their respective successors are elected and qualified or until their earlier resignation, removal from office or death.

The term of office of three of the Company's current seven Directors – Marc Bertoneche, Douglas M. Britt, and Philippe Lemaitre, will expire at the Meeting. Mr. Bertoneche has announced his resignation from the Board and therefore will not be nominated for reelection. The Board would like to express its sincere gratitude to Mr. Bertoneche for his over 20 years of service on the Helios Board. The Nominating Committee to the Board of Directors has selected Messrs. Britt and Lemaitre as nominees to stand for reelection to the Board at the Meeting, to serve until the Company's annual meeting in 2025. The Nominating Committee also has determined to nominate Diana Sacchi for election to the Board at the Meeting, to serve until the Company's annual meeting in 2025.

In making its nominations of Mr. Britt, Mr. Lemaitre and Ms. Sacchi, the Nominating Committee reviewed the backgrounds of the three individuals and believes that each of them has valuable individual skills and experiences that, taken together, provide the Company with the diversity and depth of knowledge, judgment and vision necessary to provide effective oversight.

Biographical information for each of the nominees is set forth below under "Directors and Executive Officers."

Shareholders may vote for up to three nominees for the class of Directors who will serve until the Company's annual meeting in 2025. If a quorum is present at the meeting, Directors will be elected by a plurality of the votes cast. Shareholders may not vote cumulatively in the election of Directors. In the event either of the nominees should be unable to serve, which is not anticipated, the Proxy Committee, which consists of Laura Dempsey Brown and Philippe Lemaitre, will vote for such other person or persons for the office of Director as the Board may recommend.

 **The Board of Directors recommends that you vote "FOR" Ms. Sacchi and Messrs. Britt and Lemaitre to serve until the Company's annual meeting in 2025, or until their successors shall be duly elected and qualified or until their earlier resignation, removal from office or death. Executed proxies in the accompanying form will be voted at the Meeting in favor of the election as Directors of the nominees named above, unless authority to do so is withheld.**

GOVERNANCE OF THE COMPANY

Directors and Executive Officers

The following table sets forth the names and ages of the Company's proposed Directors and current Executive Officers and the positions they hold with the Company. Executive Officers serve at the pleasure of the Board.

Name/Age/Independence	Director Since	Biographies	Committee Membership (C: Chair)			
			Audit	Comp.	Nom.	ESG
Philippe Lemaitre, 72 Independent Director and Chairman of the Board	June 2007	Philippe Lemaitre retired in November 2006 as Chairman, President and Chief Executive Officer of Woodhead Industries, Inc., a publicly held automation and electrical products manufacturer, upon its sale to Molex. Before joining Woodhead in 1999, Mr. Lemaitre was Corporate Vice President and Chief Technology Officer of AMP, Inc. and had responsibility for AMP Computer and Telecom Business Group Worldwide. Prior to joining AMP, Mr. Lemaitre was an Executive Vice President of TRW, Inc. and also General Manager of TRW Automotive Electronics Group Worldwide. He previously held various management and research engineering positions with TRW, Inc., International Technegroup, Inc., General Electric Company and Engineering Systems International. Mr. Lemaitre also served as Chairman of the Board of Directors of Multi-Fineline Electronix, Inc. from March 2011 until the sale of the company in July 2016. Mr. Lemaitre holds a Master of Civil Engineering degree from Ecole Spéciale des Travaux Publics, Paris, France, and a Master of Science degree from the University of California at Berkeley, California. Mr. Lemaitre has served as a Director of the Company since June 2007, and as Chairman of the Board since June 2013. Mr. Lemaitre's more than 35 years of experience in the development of technology and with technology-driven businesses, his track record of successfully managing global business functions including sales, engineering, research and manufacturing operations, and his role as Chairman of another public company provide a wealth of experience in key areas of the Company's business and governance.			●	
Douglas M. Britt, 57 Independent Director	December 2016	Doug Britt has been a Director of the Company since December 2016. In May of 2020, Mr. Britt became President and Chief Executive Officer of Boyd Corporation, a multinational company with a workforce of over 6,000 employees. Boyd Corporation is a global leader in engineered materials and thermal management solutions. Previously, he served as President of the Integrated Solutions division of Flex Agility (NASDAQ: FLEX), a leading sketch-to-scale™ solutions company that provides innovative design, engineering, manufacturing, real-time supply chain insight, and logistics services to companies of all sizes in various industries and end-markets. Mr. Britt recently was responsible for a $19B business within Flex Agility, which operates in over 30 countries with a workforce of over 200,000 employees. From May 2009 to November 2012, Mr. Britt served as Corporate Vice President and Managing Director of Americas for Future Electronics, and from November 2007 to May 2009, he was Senior Vice President of Worldwide Sales, Marketing, and Operations for Silicon Graphics. From January 2000 to October 2007, Mr. Britt held positions of increasing responsibility at Solectron Corporation, culminating his career there as Executive Vice President, and was responsible for Solectron's customer business segments including sales, marketing and account and program management functions. Mr. Britt earned a bachelor's degree in business administration from California State University, Chico, and attended executive education programs throughout Europe, including at the University of London. As an executive at multinational companies, Mr. Britt has extensive global mergers and acquisition experience, global manufacturing and supply chain expertise and a deep understanding of customer relationships and leading a global business.		C		●

Name/Age/Independence	Director Since	Biographies	Committee Membership (C: Chair)			
			Audit	Comp.	Nom.	ESG
Laura Dempsey Brown, 58 Independent Director	April 2020	Laura Brown retired in 2018 from W.W. Grainger, Inc. (NYSE: GWW), a leading broad line supplier of maintenance, repair and operating products after 19 years. She was the Senior Vice President, Communications and Investor Relations since 2010 reporting directly to Grainger's CEO and Chairman. She led Grainger's internal and external communications, public affairs and investor relations teams. Previously Ms. Dempsey Brown served as Vice President of Marketing. In addition, she led the strategy development and operational execution of Grainger's multi-year market expansion initiative focused on the top 25 U.S. metro markets. Ms. Dempsey Brown also served as the Vice President of Finance for Grainger's field sales, operations, marketing and e-business functions. Prior to joining Grainger, Ms. Dempsey Brown was a Vice President at Alliant Foodservice and at Dietary Products at Baxter. She began her career at Baxter in 1985 focusing primarily on financial roles in the distribution and manufacturing businesses. She graduated from Indiana University with a bachelor's degree in accounting and obtained designation as a Certified Public Accountant in 1985. Ms. Dempsey Brown has over 17 years in finance or accounting leadership roles and has extensive knowledge in strategy, M&A, corporate governance, crisis management and general overall business acumen.	C			●
Cariappa (Cary) M. Chenanda, 54 Independent Director	April 2020	Cary Chenanda is a Vice President and Officer of Cummins Inc. (NYSE: CMI), a global power provider, with complementary business segments that design, manufacture, distribute and service a broad portfolio of power solutions. Cummins products range from diesel, natural gas, electric and hybrid powertrains and powertrain-related components including filtration, aftertreatment, turbochargers, fuel systems, controls systems, air handling systems, automated transmissions, electric power generation systems, batteries, electrified power systems, hydrogen generation and fuel cell products. Mr. Chenanda has been with Cummins Inc. for 23 years and he currently leads their global Emission Solutions business. Prior to this role, Mr. Chenanda established and led Cummins Electronics in 2012 and in 2017, he oversaw the unification of the Cummins Electronics and Cummins Fuel System Businesses into one combined business. From 2009 to 2012, Mr. Chenanda was Executive Director for Global OE Sales and was responsible for new product development at Cummins Filtration in Nashville, TN. From 2007 to 2009, he was the General Manager for the Cummins-Scania Fuel Systems Joint Venture and managed the Fuel Systems startup in Wuhan, China. Between 1998 and 2007, Mr. Chenanda had roles with increasing responsibility in engineering, marketing and purchasing within the Engine Business. Mr. Chenanda has also worked for Ecolab and Robert Bosch GmbH. He is a Certified Purchasing Manager, a certified Six Sigma Green Belt and holds 7 United States patents. Mr. Chenanda holds an MBA from Indiana University's Kelly School of Business, an MS in Mechanical Engineering from Texas A&M University and a Bachelor's in Mechanical Engineering from the University of Mysore, India. Mr. Chenanda also currently serves on the Industry Advisory Council for Texas A&M's Mechanical Engineering.	●		●	C

Name/Age/Independence	Director Since	Biographies	Committee Membership (C: Chair)			
			Audit	Comp.	Nom.	ESG
Josef Matosevic, 50 President, Chief Executive Officer and Director Non-Independent Director	June 2020	Josef Matosevic became President and Chief Executive Officer of the Company on June 1, 2020. Prior to joining the Company, he had served as Executive Vice President and Chief Operating Officer of Welbilt, Inc. (NYSE: WBT), a global manufacturer of commercial foodservice equipment, since August 2015. Mr. Matosevic also served as interim President and CEO at Welbilt, Inc. from August through November 2018. Previously, he held the role of Senior Vice President of Global Operational Excellence at The Manitowoc Company, Inc. (NYSE: MTW), a world leading provider of engineered lifting solutions, from 2014 to 2015, and as Executive Vice President of Global Operations from 2012 to 2014. Prior to joining MTW, Mr. Matosevic served in various executive positions with Oshkosh Corporation (NYSE: OSK), a designer, manufacturer and marketer of a broad range of specialty vehicles and vehicle bodies, from 2007 through 2012. Mr. Matosevic also served as its Executive Vice President, Global Operations from 2010 to 2012, with responsibility for the defense segment, companies global operating systems and lean deployment. He previously served as Vice President of Global Operations from 2005 to 2007 and Chief Operating Officer from 2007 to 2008 at Wynnchurch Capital/Android Industries, a sub-assembler, distributor and sequencer of complex engineered modules for automotive original equipment manufacturers. Mr. Matosevic has over 26 years of global operating and business experience, with skills and focus on Commercial Sales, M&A, Strategic Operating Systems, Lean Six Sigma practices, automation, and supply chain development. Mr. Matosevic holds a bachelor's degree from Bayerische Julius-Maximilian's Universität in Würzburg, Germany.				
Alexander Schuetz, 55 Independent Director	June 2014	Alexander Schuetz serves as CEO of Knauf Engineering GmbH, an engineering company in the gypsum based construction materials industry. Dr. Schuetz is currently responsible for a portfolio of multinational projects with a total volume of $500 million. Prior to joining Knauf in February 2009, Dr. Schuetz held various management positions for more than 10 years in Finance, Business Development, Mergers & Acquisitions, Project Management and General Management in the fluid power industry at Mannesmann and Bosch Rexroth, including as CEO of Rexroth Mexico and Central America from August 2000 to August 2007. From 1998 to 2000, he was based in Beijing, China and was responsible for the Finance, Tax and Legal division at Mannesmann (China) Ltd., the holding company for a number of affiliated companies of the Mannesmann Group, including Rexroth, Demag, Sachs and VDO. Dr. Schuetz holds a Ph.D. in international commercial law from the University of Muenster, Germany. In 2003, Dr. Schuetz completed the Robert Bosch North America International General Management Program at Carnegie Mellon University. Dr. Schuetz has served as a Director of the Company since June 2014. With more than ten years working in the fluid power industry, Dr. Schuetz has his career in high level corporate positions with a special focus on corporate strategies, and M & A. Since 2009, Dr. Schuetz has successfully set up gypsum plants in multiple countries. Dr. Schuetz brings a wealth of experience in major growth regions of the world, including Asia and Latin America and global insights into markets and customers to the Company, including the hydraulics industry.		●	C	

HELIOS TECHNOLOGIES

Name/Age/Independence	Director Since	Biographies	Committee Membership (C: Chair)			
			Audit	Comp.	Nom.	ESG
Diana Sacchi, 62 Independent Director	June 2022	Diana Sacchi is currently Chief Human Resources Officer, at Grameen America, a non-profit micro-finance organization dedicated to lending to women to enable financial mobility. Prior to returning to Grameen America in November 2020, she served as the EVP & CHRO at Welbilt, a global food services equipment manufacturer. She was also VP HR for North America at LG Electronics USA. and CHRO at Grameen America from June 2014 to January 2016, where she built the foundation of the HR function. Diana brings more than 25+ years of global Human Resources expertise in addition to HR advisory and consulting expertise and leadership coaching. Her career includes roles of progressive HR leadership at Avon Products, Bristol Myers Squibb and the United Nations Development Program. Diana is a leader with exceptional global experience and has improved the effectiveness of a wide range of organizations, from multi-billion-dollar corporations to nonprofits serving a variety of sectors including manufacturing, cosmetics, electronics, pharmaceuticals, micro-finance and education. As a Chief HR Officer for several companies, Diana has advised CEOs, transformed global HR organizations, participated in acquisition and integration activities, redesigned compensation and compensation programs. Diana holds a B.A. in Psychology from Texas Woman's University and M.Ed. & MA in Psychological Counseling & Organizational Psychology from Columbia University. She is fluent in English, Spanish and Italian.				

Name/Age	Executive Officer Since	Biographies
Josef Matosevic, 50, President, Chief Executive Officer and Director	June 2020	Mr. Matosevic's biography is provided above in Directors Biographies.
Tricia Fulton, 55 Chief Financial Officer	March 2006	Tricia Fulton joined the Company in March 1997 and held positions of increasing responsibility, including Corporate Controller, prior to being named Chief Financial Officer on March 4, 2006 and Interim President and Chief Executive Officer on April 5, 2020 through May 31, 2020. Her prior experience includes serving as the Director of Accounting at Plymouth Harbor from 1995-1997, various financial capacities for Loral Data Systems from 1991-1995 and as an auditor at Deloitte & Touche from 1989 to 1991. Ms. Fulton is a graduate of Hillsdale College and the General Management Program at the Harvard Business School. She served as a member of the Board of Directors for the National Fluid Power Association from 2011-2019 and as the Chairwoman of the Board for the 2016-2017 term.
Matteo Arduini, 49 President, QRC	June 2019	Matteo Arduini was appointed General Manager of Faster S.r.l., a European manufacturer of quick release couplings, in January of 2019, after having served as Faster's Chief Financial Officer beginning in April of 2018. From September 2012 to April 2018, Mr. Arduini was with Brevini /Dana Incorporated (NYSE: DAN). He served as the CFO of the Brevini Group and the project leader in Dana's acquisition of Brevini Group. For one and a half years after the acquisition, he served as Head of Finance in Dana Brevini Italy. Mr. Arduini graduated from the University of Parma in 1998 with a degree in Economics and gained professional experience through roles at Ernst & Young, Ferrari Cars and Technogym.
Jason Morgan, 48 President, CVT	June 2021	Jason Morgan was appointed President, CVT, in June of 2021. He joined Helios Technologies in 2018 as Vice President of Global Tax He became Senior Vice President and Managing Director of CVT in November 2020. From January 2020 until June 2021, Mr. Morgan assumed the responsibilities of Interim CFO of Sun Hydraulics. From 2011 to 2018, Mr. Morgan was the Senior Director of International Tax for Asurion Insurance Services, leading the tax function in new country launches, product development and client negotiations. Prior to joining Asurion, Mr. Morgan served as the Director of International Tax Planning M&A for Walmart Inc. (NYSE: WMT), a multinational retail corporation from 2008-2011. Mr. Morgan also worked in a financial role for Caterpillar Financial Services Corporation (NYSE: CATA) from 2005-2008 as well as Chief Financial Officer for Akyma Pharmaceuticals, LLC from 2002-2005. He earned his degree in business administration and accounting from the Tennessee Technological University
Marc Greenberg, 45 General Counsel and Secretary	January 2022	Marc Greenberg joined the Company in January 2021 as Associate General Counsel and brings over 15 years of experience in legal and human resources to the Company. He was promoted to the role of General Counsel & Secretary for the organization and its subsidiaries in January 2022. He is responsible for managing the legal and compliance activities of the enterprise on a global basis. Mr. Greenberg previously had been General Counsel to Diversified Maintenance Systems, LLC, a national maintenance services company, from January 2019 to January 2021 and prior to that was Associate General Counsel to Welbilt Corporation (NYSE: WBT), a global manufacturer of commercial foodservice equipment, from 2016-2019. Prior to his corporate experience, Mr. Greenberg was a litigation attorney in the New York/New Jersey area. Before becoming an attorney, Mr. Greenberg worked in commercial real estate as a Real Estate Agent for Newmark Group, Inc. as well as a Corporate Specialist for Computershare Trust Company, both in New York, New York. He graduated from Muhlenberg College in Allentown, PA with a degree in Economics and has a Juris Doctorate degree from Nova Southeastern in Davie, FL, as well as an MBA from Louisiana State University.

Board Skills and Diversity Matrix

The below matrix summarizes the skills and diversity demographics of our proposed Board of Directors in 2022.[1]

Knowledge, Skills, and Experience

	Lemaitre	Britt	Dempsey Brown	Chenanda	Matosevic	Schuetz	Sacchi
Public Company Board	●	●	●	●	●	●	
Financial	●	●	●	●	●	●	●
Accounting	●	●	●	●	●	●	
Corporate Governance/Ethics	●	●	●	●	●	●	●
Industry Expertise	●	●	●	●	●	●	●
HR/Compensation	●	●	●		●	●	●
Executive Experience	●	●	●	●	●	●	●
Operations	●	●	●	●	●	●	
Strategic Planning/Oversight	●	●	●	●	●	●	●
Technology/Engineering	●	●		●	●	●	
Mergers and Acquisitions	●	●	●	●	●	●	●
International Experience	●			●	●	●	●
Multiple Languages	●			●	●	●	●
Legal/Regulatory Governance						●	

Demographics

Race/Ethnicity

	Lemaitre	Britt	Dempsey Brown	Chenanda	Matosevic	Schuetz	Sacchi
African American							
Asian/Pacific Islander				●			
White/Caucasian	●	●	●		●	●	●
Hispanic/Latino							
Native American							

National Origin

	Lemaitre	Britt	Dempsey Brown	Chenanda	Matosevic	Schuetz	Sacchi
United States		●	●				
France	●						
Germany					●	●	
India				●			
Italy							●

Gender

	Lemaitre	Britt	Dempsey Brown	Chenanda	Matosevic	Schuetz	Sacchi
Female			●				●
Male	●	●		●	●	●	

---

[1]   The proposed Board of Directors is subject to appointment at the Annual meeting.

Board Leadership Structure and the Board's Role in Risk Oversight

The Board acts as a collaborative body that encourages broad participation of each of the Directors at Board meetings and in the committees, described below, on which they serve. The Board believes that a majority of Directors should be independent. The independent Directors meet informally, and they also meet in regular executive sessions of the Board. The Company currently separates the functions of Chairman of the Board and Chief Executive Officer. The Chairman of the Board, who is a non-management, independent Director, chairs the meetings of the Board, serves as a nonvoting *ex officio* member of each of the Board Committees and is a member of the Nominating Committee. The Chairman approves the agenda for each meeting, after soliciting suggestions from management and the other Directors. Given the size of the Company, its international operations and its culture of individual initiative and responsibility, the Board believes that its leadership structure is appropriate. The Board believes that a governing body comprised of individuals with diverse backgrounds in terms of geographic, cultural and subject matter experience, strong leadership and collaborative skills, is best equipped to oversee the Company and its management.

The Company's culture emphasizes individual integrity, initiative and responsibility. The Company's compensation structure does not encourage individuals to undertake undue risk for personal financial gain. The Board has delegated to the Audit Committee the responsibility for financial risk and fraud oversight, to consider for approval all transactions involving conflicts of interest and to monitor compliance with the Company's Code of Business Conduct and Ethics ("Code").

The Governance and Nominating Committee has historically addressed non-financial risks, including political and economic risks, risks relating to the Company's growth strategy, and current business risks on a quarterly basis, and makes recommendations to the Board with respect to those and other risks, including leadership development and succession. In March 2021, the Board created a new Environmental, Social and Governance Committee ("ESG Committee"). The new ESG Committee addresses risk previously overseen by the Governance and Nominating Committee related to the global enterprise. To supplement the reports of the former Governance and Nominating Committee and now the ESG Committee, the Chief Executive Officer reports to the full Board, at least annually, regarding material risks facing the Company, risks it may face in the future, measures that management has employed to address those risks and other information relating to how risk analysis is incorporated into the Company's corporate strategy and day-to-day business operations.

As part of its risk oversight and compliance responsibilities, the Board, in December 2018, adopted a new Code that serves as an overarching document to supplement similar policies adopted by its subsidiaries. The Code has been translated into seven languages, and training programs are held annually to ensure the code is understood and observed throughout the Company. In January 2021, the Board approved minor revisions to the Code and the updated Code was communicated to all Helios employees globally.

Independence and Committees of the Board of Directors

At its meeting on March 9, 2022, the Board undertook a review of Director Independence. Except as described under "Certain Relationships and Related Transactions," it was determined that there were no transactions or relationships between any of the Directors or any member of the Directors' immediate families and the Company and its subsidiaries and affiliates. The purpose of this review was to determine the independence of each of the Directors under the rules of the New York Stock Exchange (the "NYSE") and, for Audit Committee and Compensation Committee members, also under the heightened independence standards of the SEC. The Board determined that Messrs. Bertoneche, Britt, Chenanda, Lemaitre, Schuetz, and Ms. Dempsey Brown, qualify as independent Directors under both the rules of the NYSE and the SEC.

In considering the independence of Mr. Chenanda, the Board took into consideration the transactions set forth under "Certain Relationships and Related Transactions," as well as certain other customer contracts with Cummins in which Mr. Chenanda does not have a material interest. The Board concluded that Mr. Chenanda qualifies as independent under the rules of NYSE. By virtue of his position as President and Chief Executive Officer of the Company, the Board has concluded that Mr. Matosevic does not qualify as independent.

Our Board of Directors has four standing Committees: Audit Committee, Compensation Committee, Environmental, Social and Governance Committee and Nominating Committee. The current composition and responsibilities of the four standing Committees are set forth below. Each committee has adopted a written charter approved by the Board, which is available on the Company's website at https://ir.heliostechnologies.com/corporate-governance. Each Committee meets regularly throughout the year and reports its actions and recommendations to the Board.

As discussed below under "Oversight of Environmental, Social and Governance (ESG) Matters," on March 10, 2021, the Board formally memorialized the Company's commitment to fundamental ethical principles, including diversity and respect for the dignity of every individual, in the form of the ESG Committee, which assumed the responsibility for overseeing the Company's corporate governance practices, as well as social, environmental, enterprise risk and other matters. The Governance and Nominating Committee was recast as the Nominating Committee and will continue to nominate Directors with diverse backgrounds in terms of geographic, cultural and subject matter experience, as well as gender, race, national origin and other diverse characteristics, that are complementary to those of the other Directors so that, as a group, the Board will possess the appropriate talent, skills and expertise to oversee the Company's business.

Our Board remains active in reviewing our information security exposure and risks. For 2021, our ESG Committee, composed of all independent Directors, received quarterly updates from the Chief Executive Officer on information security risks. Our Board also receives a comprehensive review of information security measures annually.

Audit Committee

Current Members:
Laura Dempsey Brown (Chair)
Marc Bertoneche
Cary Chenanda

(During a portion of 2021, Douglas M. Britt also served on the Audit Committee)

The Audit Committee held **8** meetings in 2021.

Each of the current members of the Audit Committee is financially literate and satisfies the heightened independence standards of Rule 10A-3 under the Exchange Act.

The Board determined, under applicable SEC and NYSE rules, that all of the members of the Audit Committee are independent and that Ms. Laura Dempsey Brown meets the qualifications as an Audit Committee Financial Expert, and she has been so designated.

The Audit Committee is responsible for, among other things:

- Reviewing and approving the selection of the Company's independent public accountants who will prepare and issue an audit report on the annual financial statements of the Company and a report on the Company's internal controls over financial reporting;

- Establishing the scope of and the fees for the prospective annual audit with the independent public accountants;

- Reviewing the results thereof with the independent public accountants;

- Reviewing and approving non-audit services of the independent public accountants;

- Reviewing compliance with existing major accounting and financial policies of the Company;

- Reviewing the adequacy of the financial organization of the Company;

- Reviewing management's procedures and policies relative to the adequacy of the Company's internal accounting controls;

- Reviewing areas of financial risk and provide fraud oversight; and

- Reviewing compliance with federal and state laws relating to accounting practices and to review and approve transactions, if any, with affiliated parties.

The Audit Committee also invites and investigates reports regarding accounting, internal accounting controls or auditing irregularities or other matters.

Provides oversight for the Company's compliance with its Code of Conduct, including its confidential ethics reporting hotline. The Code of Conduct is available on the Company's website at: https://ir.heliostechnologies.com/governance-docs.

No waivers of the Company's Code were requested or granted during the year ended January 1, 2022. The Code is available on the Investors page of our website and from the Company upon written request sent to the Corporate Secretary, 7456 16th Street East, Sarasota, Florida 34243.

Compensation Committee

Current Members:
Douglas M. Britt (Chair)
Marc Bertoneche
Alexander Schuetz

The Compensation Committee held **4** meetings in 2021.

Each of the current members of the Compensation Committee satisfies the heightened independence standards of Rule 10C-1 under the Exchange Act.

The Compensation Committee is responsible for, among other things:

- Overseeing the Company's compensation program, including executive compensation and the review, approval and recommendation to the Board of the terms and conditions of all employee benefit plans or changes;

- Administering the Company's equity incentive and non-employee Director fees plans; and

- Carrying out the responsibilities required by the rules of the SEC.

None of the current members of the Compensation Committee have been an Officer or employee of our Company. Additionally, none of our Executive Officers serve as a member of the Board of Directors or Compensation Committee of any other entity that has one or more Executive Officers serving as a member of our Board or Compensation Committee.

Environmental, Social and Governance ("ESG") Committee

Current Members:
Cary Chenanda (Chair)
Laura Dempsey Brown
Douglas M. Britt

The ESG Committee held **4** meetings in 2021.

The ESG Committee is responsible for, among other things:

- Developing and recommending to the Board corporate governance guidelines and policies for the Company;

- Overseeing the annual individual performance evaluation on all Board members;

- Monitoring the Company's compliance with good corporate governance standards and overseeing the evaluation of the board and management; and

- Overseeing the Company's significant ESG and sustainability activities and practices.

This Committee is committed to ensuring that the governance of the Company is in full compliance with the law, reflects generally accepted principles of corporate governance, encourages flexible and dynamic management and effectively manages the risks of the business and operations of the Company.

Nominating Committee

Current Members:
Alexander Schuetz (Chair)
Cary Chenanda
Philippe Lemaitre

The Nominating Committee held **4** meetings in 2021.

The Nominating Committee is responsible for, among other things:

- Developing and recommend to the Board for adoption, qualifications for members of the Board and its Committees and criteria for their selection;

- Reviewing and recommend changes which the Committee determines advisable;

- Identifying and review the qualifications of potential candidates to fill Board positions;

- Reviewing the suitability for continued service of each Board member prior to term expiration; and

- Recommending to the Board the nominees to stand for election at each annual meeting of shareholders.

The Committee will take whatever actions it deems necessary under the circumstances to identify qualified candidates for nomination for election as a member of the Board, including the use of professional search firms, recommendations from Directors, members of senior management and security holders. All such candidates for any particular seat on the Board shall be evaluated based upon the same criteria, including those set forth above and such other criteria as the Committee deems suitable under the circumstances existing at the time of the election.

Shareholder Recommendations for Nomination as a Director

In order for the Committee to consider a candidate recommended by a shareholder, the shareholder must provide to the Corporate Secretary, at least 120, but not more than 150, days prior to the date of the shareholders' meeting at which the election of Directors is to occur, a written notice of such security holder's desire that such person be nominated for election at the upcoming shareholders meeting; provided, however, that in the event that less than 120 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the tenth business day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.

A shareholder's notice of recommendation must set forth:

(a)   as to each person whom the shareholder proposes be considered for nomination for election as a Director

(i)   the name, age, business address and residence address,

(ii)   his or her principal occupation or employment during the past five years,

(iii)   the number of shares of Company common stock he or she beneficially owns,

(iv)   any other information relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and

(v)   the consent of the person to serve as a Director, if so elected; and

(b)   as to the shareholder giving the notice

(i)   the name and record address of shareholder,

(ii)   the number of shares of Company common stock beneficially owned by the shareholder,

(iii)   a description of all arrangements or understandings between the shareholder and each proposed nominee and any other person pursuant to which the nominations are to be made, and

(iv)   a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the person(s) named.

Board and Committee Oversight Responsibilities

The Board has adopted a Statement of Policy Regarding Director Nominations, setting forth qualifications of Directors, procedures for identification and evaluation of candidates for nomination, and procedures for recommendation of candidates by shareholders.

As set forth in the Statement of Policy, a candidate for Director should meet the following criteria:

• must, above all, be of proven integrity with a record of substantial achievement.

• must have demonstrated ability and sound judgment that usually will be based on broad experience.

• must be able and willing to devote the required amount of time to the Company's affairs, including attendance at Board and Committee meetings and the annual shareholders' meeting.

• must possess a judicious and somewhat critical temperament that will enable objective appraisal of management's plans and programs; and

• must be committed to building sound, long-term Company growth.

Board Diversity and Tenure

Consistent with the Company's Corporate Governance Guidelines, the Nominating Committee also seeks diversity among the members of the Board. While the Board has not adopted a formal policy with regard to the consideration of diversity in identifying Director nominees, the Nominating Committee and the Board believe that considering diversity creates a Board that can best serve the needs of the Company and its shareholders, and it is one of the factors considered when identifying individuals for Board membership. In addition, we believe that diversity with respect to tenure is important in order to provide for both fresh perspectives and deep experience and knowledge of the Company. Therefore, we aim to maintain an appropriate balance of tenure across our Directors. In furtherance of the Board's active role in Board succession planning, the Board has appointed 4 new Directors since 2019, including proposed new Director nominee Diana Sacchi for our June 2022 Annual Meeting. Our Directors reflect those efforts and the importance of diversity to the Board.

Of our proposed 2022 Directors:

Diversity Independent Directors Board Tenure

Gender	Independence	Tenure







Other than the foregoing, the Board does not believe there is any single set of qualities or skills that an individual must possess to be an effective Director or that it is appropriate to establish any specific, minimum qualifications for a candidate for election as a Director. Rather, the Committee will consider each candidate in light of the strengths of the other members of the Board and the needs of the Board and the Company at the time of the election.

The Board of Directors adheres to the "Rooney Rule" with respect to its consideration of board candidates, which requires the Board to consider female and minority candidates in connection with vacancies. The Board is committed to considering multiple diverse candidates in evaluating any vacancy on the Board to underscore Helios's commitment to diversity.

At its meeting on March 9, 2022, the Board of Directors were informed that Mr. Marc Bertoneche would be retiring at the June 2022 Annual Meeting and therefore would not seek reelection. Additionally, at its meeting on March 9, 2022, the Board unanimously recommended one new candidate for nomination to the Board, Ms. Diana Sacchi as well as unanimously recommended Messrs. Britt and Lemaitre as nominees to stand for reelection to the Board at the Meeting, to serve until the Company's annual meeting in 2025.

Ms. Sacchi, Mr. Britt and Mr. Lemaitre possess the talent, skill sets and qualifications that align with the criteria for Board service as set forth in the Statement of Policy above.

Director Participation and Relationships

The Board held four meetings during 2021, and all of the Directors who served in 2021 were present at each meeting. Each Director also attended all of the meetings of each Committee of which he or she was a member in 2021.

The Board has adopted a policy stating that it is in the best interests of the Company that all Directors and nominees for Director attend each annual meeting of the shareholders of the Company. The policy provides that the Board, in selecting a date for the annual shareholders meeting, will use its best efforts to schedule the meeting at a time and place that will allow all Directors and nominees for election as Directors at such meeting to attend the meeting. The policy further provides that an unexcused absence under the policy should be considered by the Nominating Committee in determining whether to nominate a Director for re-election at the end of his or her term of office. All of the Directors attended last year's annual meeting of shareholders.

No family relationships exist between any of the Company's Directors and Executive Officers. There are no arrangements or understandings between Directors and any other person concerning service as a Director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors, Officers and holders of more than 10% of the Company's Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and any other equity securities of the Company. To the Company's knowledge, based solely upon a review of the forms, reports and certificates filed with the Company by such persons, all of the Company's Directors, Officers, and holders of more than 10% of the Company's Common Stock complied with the Section 16(a) filing requirements in 2021, other than (i) one Form 4 amendment filed by Tricia Fulton on February 5, 2021, and (ii) one Form 4 amendment filed by Melanie Nealis on February 8, 2021.

Communications with the Board of Directors

Shareholders and other parties interested in communicating with our Board may do so by writing to the Board, Helios Technologies, Inc., Attn: Corporate Secretary, 7456 16th Street East, Sarasota, Florida 34243. Under the process for such communications established by the Board, the Chairman of the Board reviews all such correspondence and regularly forwards it, or a summary of the correspondence, to all of the other members of the Board. Directors may at any time review a log of all correspondence received by the Company that is addressed to the Board or any member of the Board and request copies of any such correspondence. Additionally, correspondence that, in the opinion of the Chairman, relates to concerns or complaints regarding accounting, internal accounting controls and auditing matters is forwarded to the Chair of the Audit Committee.

Environmental, Social and Governance (ESG) Matters

In 2021, Helios and its Board affirmed its commitment to ESG matters as an integral part of the Company's business strategy. To underscore its commitment, the Board created a new Committee entitled "Environmental, Social and Governance," whose charter will be to assist the Company in its oversight of corporate social responsibilities, significant public policy issues, health and safety, and climate-change related trends and other global ESG matters in addition to overseeing all corporate governance matters pertaining to the Company.

How We Approach Environmental, Social and Governance (ESG)

ADVANCING SUSTAINABILITY AT HELIOS

 *"Helios Technologies' environmental, social and governance (ESG) responsibilities are the living, operating principles by which we measure ourselves and shape our behavior on a daily basis."*

- Josef Matosevic · President & Chief Executive Officer

The world runs on technology. Solutions that are intuitive and effective enrich our world and empower us to do more than we ever thought possible. Helios occupies the intersection where innovation and imagination meet. At that intersection, you will find Helios creating technology solutions that bring our customers' products to life and ensure their safety, reliability, connectivity, and control across many industries including construction, material handling, agriculture, energy, recreational vehicles, marine, and health & wellness.

A key to our continued growth and innovation abilities is having a deep awareness and understanding of not only our own environmental and social impacts, but those that shape our entire value chain. This awareness is notably reflected in the integrated approach we use to design and manufacture the components we create: from solutions that reduce our customers' impact on the environment all the way through to how we source materials and use efficient and safe manufacturing practices. For example, oil leaking onto a field of crops could be devastating to a farmer's yield. One of our products- a coupling with a leak rate near zero- helps mitigate that risk, one of the many environmental issues the agriculture industry faces. These are the types of insights that drive us to design and manufacture highly engineered motion control and electronic control technologies: to make the world better, safer, and even more fun.

The approach we take to manage our ESG impacts is comprehensive:

1. Internally, our Shared Values of Accountability, Integrity, Inclusion, Innovation and Leadership, are essential to our Helios Business System and guide us to ensure our ESG responsibilities are not managed in silos but connected holistically across every function of our organization.

2. Externally, investor and customer-centric engagement, and frameworks such as the United Nations Sustainable Development Goals (UN SDGs) and the Sustainability Accounting Standards Board (SASB), assist us in identifying ESG impacts that could potentially affect our business and provide insight to the environmental and social topics influencing the industries we serve.

3. The key characteristics of our augmented strategy – a scalable, relevant plan that guides us to make progress in a meaningful and achievable manner – is also reflective of how we embed ESG across our operations, including:

   - Employing the Helios Business System to hold ourselves accountable;

   - Establishing Board-level ESG oversight and ethical policies;

   - Managing non-financial and ESG topics to support our long-term business strategy;

   - Recognizing and acting upon our own environmental impacts and how a changing; climate could impact our business, the markets we serve and the products we design

   - Attracting and developing a global, diverse team of innovators and providing safe, efficient manufacturing facilities; and

   - Supporting our employees and the communities in which we operate

And just like the components we create that help make the world better, our comprehensive approach to ESG makes *us* better. We invite you to read about our progress in this proxy and follow our journey at : https://heliostechnologies.com/esg

Our Purpose, Mission and Shared Values Shape our ESG-centric Culture

"Our trusted global brands deliver technology solutions that ensure safety, reliability, connectivity and control." – Helios Purpose Statement

This isn't just the Helios Technologies' purpose, but the compass that directs each of us in making better decisions. It is who we are when we are at our best and it is the heart of the Helios Business System.

The Helios Business System was developed through a transparent stakeholder process that included our employees, customers, and investors. Internally, we worked across the organization to look at our future—how we are going to win, and how we are going to design and build a business system to create a strong differentiation and separate ourselves from the competition. We learned that to be our best, we must achieve our mission which includes:

- **Protecting the business** by driving cash flow, developing innovative new products, and creating strong, customer-centric relationships

- **Thinking and acting globally** by leveraging global resources and assets, supporting diverse end markets, accelerating innovation, being "in the region for the region"

- **Diversifying markets and revenue**, leading with technology, and recognizing opportunities

- **Developing talent** by embracing diversity and shared values, promoting a learning organization, instilling a customer centric culture, and engaging global talent

Our mission is inclusive of not only our strong emphasis on being financially responsible, but also recognizing the non-financial aspects of our business and strategy: the environmental, social and governance topics we must consider if we are to continue to grow and deliver on our purpose.

As an organization, we use our Shared Values as a guide to ensure we act in everyone's best interest to achieve our mission, especially when approaching our most important ESG topics. They are echoed throughout our approach and enable us to recognize and manage ESG at Helios and include:

Accountability

We work to keep our promises
We communicate openly and transparently to build trust and create strong relationships through clear expectations and collective goals.

Integrity

We seek to do the right thing
We are honest, fair, transparent, and always act with the highest standards of ethics to create the trusting relationships that are the lifeblood of our business.

Inclusion

We treat others with dignity and respect
We believe we should treat others as we want to be treated by creating an inclusive, welcoming environment for our colleagues and their ideas.

Innovation

We cultivate intellectual curiosity to inspire creativity
We create innovative solutions to solve real problems that delight our customers and set us apart from our competition.

Leadership

We passionately deliver excellence
We are driven to exceed expectations and to motivate excellence in our organization.

These Shared Values are for the entire organization and every employee, no matter their role or function. They are the foundation from which we work and drive our organization forward each day.

Holding Ourselves Accountable through Strong ESG Governance

To be successful in achieving our purpose and mission, using our shared values as a guide, we must also have the right governance structure. This includes addressing the ESG topics that are critical to us achieving our mission. We demonstrate this through our continually evolving ESG governance and approach to planning, execution, continuous improvement, auditing and tracking of these efforts.

 **Board Level ESG Governance**

Environmental, Social and Governance Committee

Accountability starts with board-level oversight of ESG to address non-financial topics of interest to our investors, shareholders, and other stakeholders. In March 2021, the Board created an Environmental, Social and Governance Committee ("ESG Committee"), which oversees the Company's corporate governance practices, as well as social, environmental, enterprise risk and other matters.

The purposes of the ESG Committee are to (a) develop and recommend to the Board corporate governance guidelines and policies for the Company, (b) monitor the Company's compliance with good corporate governance standards and oversee the evaluation of the board and management, and (c) oversee the Company's significant ESG and sustainability activities and practices, including reviewing:

- Our ESG and sustainability strategy, initiatives and policies and receiving updates from the Company's management committee responsible for significant ESG and sustainability activities;

- Ensure contributions are not directed to organizations affiliated with political or lobbying activities;

- Charitable contributions by the Company; and

- Community reinvestment activities and performance thereof.

The ESG Committee also facilitates an annual individual performance evaluation on all Board members.

Nominating Committee

Helios Technologies' Board of Directors and senior management should possess a combination of skills, experience, and diversity of backgrounds necessary to lead the Company. As such, the Nominating Committee has oversight of the Company's Director nominations process and identifying and recommending to the Board individuals qualified to become members of the Board, including Directors with diverse backgrounds in terms of geographic, cultural, and subject matter experience, as well as gender, race, national origin and other diverse characteristics.

 **ESG Responsibility throughout the Organization**

Our Chief Executive Officer reports quarterly to the Board ESG Committee and at least annually to the Board regarding material risks facing the Company, risks it may face in the future, measures that management has employed to address those risks and other information relating to how risk analysis is incorporated into the Company's corporate strategy and day-to-day business operations.

The Senior Vice President of Global Manufacturing Operations has the main oversight responsibility to ensure Helios provides enhanced disclosure on environmental issues and that it continues a targeted approach to address risk and material concerns in the way we design, manufacture and deliver our products. This approach will help eliminate risks to shareholders and their financial interests and promote leadership accountability.

 **Ethics and Compliance**

Helios Legal oversees the Ethics Hotline and Global Ethics Code, including ethics and discrimination training of all employees, and works with the Human Resources team for launching company-wide initiatives like our charitable giving platform through America's Charities and the Helios Employee Assistance Fund. Our high ethical standards are the DNA that drive us as we protect the business, think and act globally, and diversify end markets. Our commitment to fundamental ethical principles, including diversity and respect for the dignity of every individual, is reflected in our ethical policies and compliance measures. Now more than ever, in such a rapidly changing world, we leverage and lean on our collective guiding principles and codes to provide clear guidelines towards ethical practices and decisions.

Code of Ethics

Helios conducts business with the highest degree of ethics, integrity, and compliance with laws worldwide and our Code of Ethics and Business Conduct (Code) reflects this commitment. Our Code includes policies to protect our company's reputation, which is one of our most valuable assets. Maintaining our reputation is critical to retaining our talented employees, loyal channel partners and supportive shareholders. Therefore, this Code also exists in conjunction with both the Corporate Responsibility Policy and the Helios Code of Conduct for Suppliers and Third-Party Vendors.

Annually, our colleagues acknowledge receipt and understanding of this Code, and attend required ethics training courses in connection with the Code. Helios tracks compliance through a third-party organization who provides training on these topics as well as learning and development. Courses include such topics as: Workplace Harassment, Diversity and Inclusion, Information Security, Conflicts of Interest, Fair Dealing, Confidential Information & Intellectual Property, Computers, Telephones & Other Communications Resources, Corporate Assets, Environmental, Health & Safety, Fair Employment Practices, Maintaining Books & Records, Anti-Bribery & Anti-Corruption, International Trade Controls, Antiboycott Laws, Antitrust & Fair Competition Laws, Compliance with Laws, Rules & Regulations, Communications & Public Affairs and Contracts Compliance Policy.

We provide an anonymous third-party hotline for employees to report suspected violations of the Code. The third-party employees who answer the Reporting Hotline are trained to listen carefully, ask questions and document the situation accurately and anonymously. There is never any retaliation for making a report in good faith. The Helios Reporting hotline can be accessed via the following web address: www.heliostechnologies.ethicspoint.com.

Responsible Corporate Funding

Consistent with the policies set forth in our Code, Helios does not use any corporate funds for the purposes of political advocacy. We recognize that using corporate funds for political advocacy is restricted in many territories. Helios identifies using corporate funds for political advocacy purposes as making donations or payments for lobbying or campaign contributions.

In 2021, Helios did not use any corporate funds to engage in political advocacy with any individual, group, or political entity.

Information Security

Helios's three-tiered security strategy, focusing on user training, email hygiene, and real-time monitoring continues to assist us in identifying and mitigating information security risks. We provide monthly cyber security training for employees and have also implemented multi-factor authentication (MFA) for all user accounts. MFA requires two or more verification factors to gain access to our systems, including a username as well as a six-digit code that changes every 30 seconds. Using MFA, if a user account password is compromised, the six-digit random code is still required to gain account access, greatly reducing the chances of accounts getting hacked. We also employ a Security Operations Center (SOC) for real time end point protection monitoring. The SOC uses Artificial Intelligence (AI) as well as experienced security professionals to address information security threats.

In 2022 all Helios companies will participate in a consolidated corporate-wide penetration test. Penetration tests employ a battery of hacking tools used to map out our forward-facing assets and to find vulnerabilities that could be exploited including command and control. Helios IT will use this penetration testing to evaluate our current posture and make adjustments as needed. This testing is scheduled for the April\May timeframe and will be an annual event going forward.

We have extended our cyber-training out to employees who don't normally have access to computer systems through classroom instructor led trainings.

Corporate Responsibility Policy

A large part of our success is reflective of the positive impact we make on the world around us. Our Corporate Responsibility Policy represents a vision for how we can improve our company, including its financial performance, by incorporating environmental sustainability and social responsibility both in our daily operations and long-term goals. Key components of the policy include:



Sustainability and the Environment

Our Corporate Responsibility Policy contains six areas in which we believe that we can make significant strides in improving our processes to become a more efficient and sustainable company: Emissions and Waste Reduction; Conflict Minerals; Carbon and Climate; Product Innovation; Recycling; and Environmental Accountability.





Social Responsibility

We believe that responsible business practices require mutual respect, a strong ethical code, and an investment into improving the lives of those within our community. In addition to upholding the values set forth in our Code of Business Conduct and Ethics, we have identified seven areas in which we strive to promote a responsible corporate culture: Human Rights Policy, Diversity and Inclusion; Employee Engagement; Talent Development; Community Investment; Employee Safety, Health, and Wellness; and Product Safety, Quality, and Brand.

We recognize that the mission to build a better world for people, our planet, and our organization, begins with each one of us. Therefore, all of our employees, no matter their role or area of responsibility, are expected to read and comply with the Corporate Responsibility Policy.

Human Rights Policy

Helios operates with the highest ethical standards including upholding human rights. We believe that all people should be treated with dignity and respect. Our Human Rights Policy is inclusive of our Code of Business Conduct and Ethics, and for our suppliers, our Code of Conduct for Suppliers and Third-Party Vendors.

Guided by the United Nations Sustainable Development Goals, the policy covers specific subjects to ensure human rights are protected across our value chain and that we are creating a fair and ethical workplace, including: Fair Treatment; Diversity and Equal Opportunity; Stakeholders and Society; Fair Labor and Compensation Standards; Safe Work Environment; Natural Resources; and Reporting of Violations.

Conflict Minerals Policy

As a corporation with a global supply chain, we recognize that we have a responsibility to improve our own business operations by identifying and mitigating any processes that may harm the planet or the people that live on it. Our Conflict Minerals Policy operates in conjunction with our Ethics Code and Supplier Code. The policy also aligns with the goals set forth in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Helios strives to go beyond its obligations under Section 1502 of the Dodd-Frank Act and is working to improve our ability to trace and investigate any potential conflict mineral issues. Our goal is supply chain transparency and the promotion of high ethical standards among our suppliers. To do so, we have established a management system for compliance with conflict minerals regulations and a cross-functional team to implement the conflict minerals compliance strategy, consisting of members from supply chain, finance, legal & compliance, and operations, overseen by the Chief Financial Officer.

Code of Conduct for Suppliers and Third-Party Vendors

Helios' reputation is based on not just our own conduct, but the conduct of those with whom we do business. This is most evident in the longevity of the relationships we have with many of our suppliers. We value our reputation for conducting business with integrity and respect. Our Code of Conduct for Suppliers and Third-Party Vendors ("Supplier Code") provides a foundation for Helios and its Suppliers to build and maintain a strong business relationship based on trust, respect, integrity, and fairness.

Inclusive of the Helios Human Rights Policy, and Helios Policy Against Human Trafficking and Slavery for Suppliers, we require suppliers, business partners, contractors, and other third parties (collectively, "Suppliers") to share our same commitment to ethical business practices as outlined in the Supplier Code including: Ethical Compliance; Integrity and Transparency; Compliance with the Law including the United Kingdom Modern Slavery Act of 2015 , California Transparency in Supply Chains Act of 2010 and operational standards of the International Convention for the Safety of Life at Sea (SOLAS) and Countering America's Adversaries Through Sanctions Act (CAATSA); Fair Labor Standards and Human Rights; Protection of Information, Assets and Interests; and Health, Safety, Environment, and Quality.

We expect our Suppliers to adopt these standards throughout their supply chains by adopting efficient management policies, procedures, and training to uphold the standards set forth in the Supplier Code.

Helios Policy Against Human Trafficking and Slavery for Suppliers

For Helios to maintain a working relationship with any third parties, regardless of the country or type of cultural environment in which our vendors or associates operate, they must ensure that our commitment against any type of slavery or inhumane treatment is embedded in how they conduct business and how they hire, treat and maintain their own workers.

Helios requires suppliers to verify that their product supply chain standards do not utilize human trafficking or slavery. We train our internal procurement personnel to identify and report any behaviors inconsistent with our policy. Helios reserves the right to audit Suppliers to ensure that standards related to human trafficking and slavery are upheld. Suppliers must be able to demonstrate compliance with this Policy at the request and satisfaction of Helios.

Aligning our Company's Goals with ESG

Meeting our goal of becoming the leading provider of premier products and solutions in niche markets through innovative product development and acquisition requires an overarching approach that addresses the environmental and social aspects of our entire business. Every component of our Purpose, the structures we are creating to reach our goal, and our clear step-by-step tactics *reflect* this. Our Shared Values and Mission *ensure* it, allowing and embedding that focus across our organization. More importantly, our market performance proves the value of employing these key ESG enablers throughout Helios.

Applying our core ESG enablers has helped us make progress towards our goal.



Building in the Region, for the Region



Proven M&A Framework



Manufacturing and Operations



Accelerating Innovation



Diversifying Markets and Products



Talent Development



Helios Center of Engineering Excellence (HCEE)

 **Building in the Region, for the Region**

The supply chain for electronics and hydraulic components is complex with many risks, but when viewed through an ESG lens, the opportunities are clear. Our approach to building "in the region, for the region", as part of our manufacturing strategy, helps us not only address risks like material shortages, environmental footprint and adding diverse talent to our team, but enables us to positively impact the economies and communities in which we operate, all while protecting our margins.

Building "in the region, for the region" means we source and supply what we can from a regional perspective while staying true to our focus on delivering high-quality innovative products to our customers. It has helped us expand our engineering capacity, scale resources, and develop additional internal capabilities. We are therefore able to produce and sell our solutions locally. This creates value for our customers and shareholders by significantly reducing sourcing and supply risks, avoiding freight costs, and reducing quality issues.

Environmentally, this approach has a significant impact on shipping-related emissions and mitigating weather-related risks and delays. From a social and economic perspective, we are positively impacting local economies. We are able to attract and retain local talent with diverse perspectives: those who help us create innovative new solutions and those in operational functions such as finance and human resources.

By design, being "in the region, for the region" is a direct reflection of the strength of the Helios Business System and our ability to use our Shared Values as a guide to create new and innovative approaches to our business.

 **Proven M&A Framework**

The philosophy behind our Helios Business System and shared values isn't just reflected in our "in the region, for the region" approach, but within our proven M&A framework. The approaches are designed to contain similar elements because they have been proven to add value for our customers and shareholders.

We seek companies with innovative cultures who will add capacity and capabilities, fit within our strategic imperatives, and who actively prioritize environmental and social responsibility. The clear priorities we have for companies we acquire are realized because our proven framework focuses on the retention of employees, strong customer relationships, brand integrity and leveraging engineering expertise.

We furthered our "in the region, for the region" strategy with the acquisition of Joyonway in October 2021. This developer of control panels, software, systems and accessories for the health and wellness industry operates in two locations in China, which are in the hub of electronics and software development for that country. This acquisition is allowing us to redesign the global operational flow of the manufacturing and shipping of components across our business, reallocating the manufacturing of some components from Mexico to China that are sold in the Asia-Pacific region.

 **Manufacturing and Operations**

Manufacturing is a competitive tool for us and a key component of our long-term strategy. Several very visible tactics allowed us the opportunity to make significant capital investments in technology and manufacturing efficiencies in 2021, even in an inflationary market:

- Leveraging the supply chain globally and bringing our partners closer to where we do business "in the region, for the region" in developed and low-cost locations.

- Stakeholder feedback led to a redesigned customer engagement and sales process that has reduced duplicative efforts and leveraged engineering capabilities that cut across our brands.

- Our proven M&A framework has expanded our capacity, capabilities and added value to our pool of diverse talent.

There are also less-visible activities we practice throughout our operations that support our ability to maintain top tier margins:

- A focus on high-quality, efficient manufacturing practices designed to minimize our environmental impact. For example, Sun Hydraulics UK along with the Sun Hydraulics Incheon, Korea site both hold the ISO 14001 Effective Environmental Management System Certification.

- Leveraging the diverse approaches of our global team to be customer centric. Enovation UK holds the ISO 9001:2015 Quality Management System certification for attention to quality. Management principles to ensure customers receive consistent, high-quality products. Additionally, we maintain ISO 9001 Quality Management System certifications in eleven of our twelve manufacturing sites.

- Employing an innovative approach to discovering efficiency opportunities and adopting lean techniques to continually improve our productivity.

- Promoting manufacturing efficiencies and workplace safety using automated handling and assembly technologies to perform repetitive tasks.

- A freight-management strategy that includes consolidating suppliers, and freight coordination across our companies to optimize spend and inventory levels.

As we continue to develop and integrate our approach to managing environmental and social impacts, our focus will be on leading with facts and data. We are working internally and have collected a great deal of information being used to identify opportunities for improvement. With this approach, we will be able to raise the visibility of progress and accountability for managing our impact. This will ultimately allow us to invent the right solutions and drive profitable growth across the business.

 **Accelerating Innovation to keep People and the Environment Safer**

Engaging diverse teams to create products, many of which keep end users and our environment safer, starts with a customer-centric culture of innovation and continues through our responsible approach to manufacturing.

In most cases, when we design products, especially electronics, we do so in co-development and co-design with the end customers. This ensures we understand any environmental or social risks associated with the solution. Innovation also extends to the investments we have made resulting in a more energy and materials efficient design and modification phase.

Creating Components that use Less Energy

Through testing and advanced simulation, we can improve the energy efficiency of the products we create, including reducing energy use and heat waste. Sun Hydraulics US has adopted this practice as an ongoing initiative for all product design. As an example, we are testing if there is leakage between the ports of the valve that could result in the valve failing and resulting in pressure drop or dropping the load. This approach is not only a critical safety component but from an environmental standpoint there is improved energy efficiency of a hydraulics system (less electric or mechanical power to power the system).

 **Diversifying Markets and Products**

Helios has a responsibility to create products that are long-lasting, keep end-customers safe, and leave as little impact on the environment as possible. We continually review our processes to determine where and how they can be improved to reduce our energy consumption and that of our customers. We also recognize that this focus leads us to new markets and solutions that align with our own focus on social and environmental responsibility, for example:

- In 2021 Helios Technologies was selected as a recipient of the John Deere Supplier Innovation Award for 2020 for its multi-connection couplings with integrated valve system providing more than a 60% reduction in potential leak point versus typical solutions.

- In 2021 Helios won a new customer in the electronic vehicle design and manufacturing space and will be providing edge-to-edge electric control displays over a multiyear period.

- Sun Hydraulics continues to produce coupling components with industry-leading and nearly undetectable oil leak rates, positively impacting safety and efficiency in use-specific applications.

- Murphy battery chargers, by Enovation Controls, provide automatic, fast, and accurate charging of standby batteries for mission-critical applications.

- Balboa Water Group's Clim8zone™ spa heat pump is 5 to 10 times more energy efficient than other heat pumps - and may reach up to 15 times more energy efficiency- in certain operating conditions - using less energy and providing cost savings.

- Sun Hydraulics is focused on product development to meet key market demands in hydraulics including increased productivity and performance, improved safety and reliability, reduced noise and vibration, zero leaks and more environmentally sensitive solutions.

 **Talent Development**

"At the end of the day, you can have the best company and products, but it takes having the best people to win."

- Josef Matosevic, President & CEO

Staying true to our purpose and shared values underlies our commitment to cultivating an environment that inspires our employees and encourages them to grow professionally. Helios engages in the development of employees through company-sponsored training and partnering with outside training and assistance programs. By encouraging employees to engage in training programs, our employees can acquire skills to support growth and development in their careers.

Our workforce policies and programs not only improve the quality of life of our team members, but also attract talented people who want to contribute to our continued success. Sun Hydraulics, Balboa Water Group and Enovation Controls have well-developed intern programs. Through strong partnership with local universities and technical schools, we have been able to enhance our internship programs, as well as our community involvement. This allows us to continually attract and retain the diverse talent and approaches we need to reach our goals. It helps us to instill early in a colleague's careers a customer-centric culture and promote Helios as a learning organization.

 **Helios Center of Engineering Excellence (HCEE)**

Throughout 2021 it became strikingly clear that both the Helios Center of Engineering Excellence (HCEE) and our customer experience center in Sarasota, FL, would solidify our position as a leading innovator, exemplify our mission and the characteristics of our Shared Values, and would demonstrate that our proven M&A strategy works.

Together, they provide a living example of the Helios Business System to:

- Offer customers a competitive single-supplier solution that minimizes their risk and optimizes their applications

- Accelerate development and create scalable platforms

- Bridge the gap across our companies to capitalize on their synergies

- Showcase our current and future innovations

- Allow us to use our exclusive technology to quickly adjust customer-required design changes

- Benefit customers with cost savings, operating efficiencies and other strategic benefits such as system packages that combine the very best of what Helios has to offer

- Drive market diversification and new product development activities, including third parties who augment our capabilities

Our Progress

Measuring success at Helios comes in many forms including how we are addressing the environmental and social aspects of our business: understanding what they are, where they show up across our business, how they shape our operating principles and behavior, and how we hold ourselves accountable.

We are learning. Our 2021 focus was gathering data to examine how we can gauge our non-financial metrics. Our goal is always to protect the business, and by gathering a baseline of the environmental and social factors that drive our mission, we'll be able to report future progress in a meaningful way.

 **Environmental**

Energy

In addition to reducing emissions through our "in the region, for the region" strategy and implementing energy efficiency investments in our manufacturing operations, we also conducted our first Scope 1 and Scope 2 greenhouse gas inventory. You can find this data within a fact sheet posted here: https://heliostechnologies.com/esg/environmental

Waste

Helios has worked diligently across its subsidiaries to identify significant waste streams and reduce waste using production process redesigns, scrap reduction initiatives, electronic waste reduction, and elimination of hazardous materials.

Water

Water is a fundamental component of our business, especially for our hydraulics manufacturing operations, but an even more important part of the communities where we operate and live. In addition to water conservation efforts already at work across our companies, in 2021 we conducted our first water usage inventory companywide. This inventory establishes a baseline that will be used to measure future improvements in water usage.

- Balboa retrofitted their water reclamation system and radically reduced the amount of wastewater generated in their plastic injection molding process by recycling it through a cooling tower system.

- Sun Hydraulics has installed two evaporators to greatly reduce the volume of wastewater sent to a municipal processing plant in our efforts to become a zero-discharge facility in the United States.

 **Social**

Our mission is reflective of the elements of our success: creating global diverse teams who work together to support our purpose. This includes embracing diversity and Shared Values, developing and engaging global talent, especially through a safe work environment, and promoting a learning organization.

Diversity, Equity and Inclusion

Diversity and inclusion, leadership development, and workforce equality are critical for the attraction and retention of top talent. At Helios, diversity extends beyond race and gender, to include disability, ethnicity, nationality, religion, sexual orientation, gender identity and expression.

In concert with our commitment to fostering an environment of inclusion, respect, and dignity we built and rolled out Gender Transition Training within our CVT business and look to expand that training and others throughout our entire enterprise.

To increase awareness, among other organizational and talent development initiatives, Helios has a long history of devoting significant resources to embed diversity and inclusion in all our training sessions. One way we act on our convictions is by not only employing special needs employees, but also assigning a mentor to each one.

We can proudly report that 54% of our workforce is comprised of diverse, minority nationalities. Our organization is committed to actively seeking and supporting diversity and representation of minorities and women in the workplace.

We strive to create and develop opportunities for diversity throughout our organization. We have also made significant strides in increasing the representation of minorities within our workplace.

Training and Development

Being a learning organization includes cultivating our culture of safety, innovative thinking, and developing professional acuity. It is the foundation of why our global diverse teams can work together, safely and collaboratively, to support our purpose and is an integral part of our Corporate Responsibility Policy.

The following are some of the skills, awareness and development sessions that were delivered to our employees across the globe:

- Helios Leadership Development Program (HLDP), an 8-month program for 15 employees in six countries
- Executive coaching program (global leadership sponsorship)
- Leadership mentorship programs adding diversity of thought and global acumen
- Six Sigma Training for Green Belt and Black Belt certifications
- Advanced Project Management Program
- Sales Training
- Python (Machine Learning) Training
- Toastmasters

Safety

As a result of being a company of innovators who live with a safety-first culture, we are able to design machines and components that improve end user experience and safety. Our safety culture and system has allowed us to maintain our safety record even through growth and strategic acquisitions. This includes redesigning workflows and adding dedicated safety staff when needed. Additionally, occupational therapy, massage therapy and, in several locations, onsite medical clinics are available to employees and their families, ensuring that our employees can receive comprehensive care when needed.

Community

Helios is committed to making meaningful contributions to the local communities in which we operate. We have a responsibility to take care of and serve the communities that allow us to succeed. With unique subsidiaries around the world, we tailor our charitable and community efforts to address the specific needs of the communities in which we operate. Our subsidiaries social efforts are mostly driven by entity leadership and HR teams. Helios also encourages employees to bring forward ideas for social and charitable effort for leadership review.



Helios Engage - a platform for global volunteering

In 2021, Helios launched a global workplace philanthropy initiative in partnership with America's Charities called Helios Engage. Helios Engage enables employees to make charitable contributions on a secure platform where their contributions are eligible for a 100% corporate match. Our Helios Engage platform is accessed through a website where employees can make donations by credit card or payroll deductions. Employees can also upload proof of offline donations and Helios will approve a corporate match. Charitable organizations in America's Charities platform include tens of thousands of nonprofits addressing causes including education, human rights, hunger, poverty, research, animal welfare, veteran assistance, disaster relief, and health services. Helios Engage will not only allow Helios to provide its employees with a platform to support a wide variety of charitable organizations but will also offer opportunities to volunteer and give back to the communities in which we live and work.

Helios Engage also includes a dollar-for-dollar matching gift program and Employee Assistance Fund (EAF) where employees around the globe can receive financial assistance in times of hardship. Helios employees can donate to the EAF to directly support their colleagues in need. This partnership allows the Company to maximize its positive social impact through global charitable giving efforts and to give back to our communities through volunteerism.

AUDIT COMMITTEE REPORT

The following report shall not be deemed to be incorporated by reference into any filings made by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference, or to be "soliciting material" or to be "filed" with the SEC or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Management is responsible for the Company's internal controls, financial reporting process, compliance with laws and regulations and ethical business standards. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements and internal controls over financial reporting based on criteria established in the 2013 *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The primary purpose of the Audit Committee is to oversee the Company's financial reporting activities. The Audit Committee selects the Company's independent accountants and meets regularly with them to review and approve the scope of their audit, report, recommendations and fees.

The Audit Committee has reviewed and discussed the audited consolidated financial statements of the Company for the fiscal year ended January 1, 2022, with the Company's management and with Grant Thornton LLP ("Grant Thornton"). Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee also reviewed and discussed with the Company's management and Grant Thornton their respective reports on the effectiveness of the Company's internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as of January 1, 2022. The Audit Committee has discussed with Grant Thornton the matters required to be discussed by PCAOB Auditing Standard No. 16 (Communication with Audit Committees).

The Audit Committee has received from Grant Thornton written disclosures and the letter required by the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence and has discussed with Grant Thornton its independence. The Audit Committee has considered the provision of all non-audit services by Grant Thornton and has determined that such services are compatible with the firm maintaining its independence from the Company.

Based on its review and discussions noted above, the Audit Committee recommended to the Board, and the Board has approved, the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2022, for filing with the SEC.

AUDIT COMMITTEE

Laura Dempsey Brown (Chair)
Marc Bertoneche
Cary Chenanda

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2021, except as described below, the Company had no material relationships or transactions with any of the Directors or Executive Officers, or their affiliates. Under the Company's Code, all employees, including the CEO, the CFO and persons performing the functions of a controller, are instructed to avoid any personal activity, investment or association which could appear to interfere with their good judgment concerning the Company's best interests. The Company's policy is that if an employee or Director is related in any way to a vendor or customer, someone other than that employee or Director should be the one to decide whether the Company will do business with that person. The Audit Committee must approve all transactions in which an Officer or Director, or any member of such person's family, may have a personal interest.

When the Company acquired Enovation in December 2016, its natural gas production controls and engine controls and fuel systems business segments were spun off to Genisys Controls, LLC ("Genisys"), which is owned by Kennon Guglielmo and Frank Murphy, III. Until April 5, 2019, Dr. Guglielmo served as the Company's Global Co-Lead, Electronic Controls, and also as Co-General Manager of Enovation Controls and served as a Director until the expiration of his term at the 2021 Annual Meeting. In 2021, during the period that Kennon served as a Director, the Company sold approximately $313,000 of products to Genisys and purchased approximately $3,197,000 of products from Genisys.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth information as of April 12, 2022, except as otherwise indicated, regarding the beneficial ownership of shares of our Company's Common Stock by:

- each shareholder known to us to be the beneficial owner of more than 5% of the outstanding shares of Common Stock;

- each of our named Executive Officers;

- each Director; and

- all Executive Officers and Directors as a group.

Information in this table as to our Directors, Named Executive Officers and all Directors and Executive Officers as a group is based upon information supplied by these individuals and Forms 3, 4, and 5 filed with the SEC. Information in this table as to our greater than 5% shareholders is based solely upon the Schedules 13G filed by these shareholders with the SEC. Where information regarding shareholders is based on Schedules 13G, the number of shares owned is as of the date for which information was provided in such schedules.

Name and Address [1]	Amount and Nature of Beneficial Ownership [2]	Percent of Class
5% Beneficial Owner		
Wasatch Advisors, Inc. [3] 505 Wakara Way Salt Lake City, UT 84108	4,622,219	14.2%
The Vanguard Group [4] 100 Vanguard Blvd Malvern, PA 19355	2,749,161	8.5%
T. Rowe Price Associates, Inc. [5] 100 E. Pratt Street Baltimore, MD 21202	2,695,268	8.3%
Brown Capital Management, LLC [6] 1201 N. Calvert Street Baltimore, MD 21202	2,677,739	8.2%
BlackRock, Inc. [7] 55 East 52nd Street New York, NY 10055	2,067,294	6.4%
Conestoga Capital Advisors, LLC [8] 550 E Swedsford Rd., Suite 120 Wayne, PA 19087	1,700,662	5.2%
Directors and Officers		
Tricia Fulton	62,570	*
Philippe Lemaitre	58,213	*
Marc Bertoneche	19,699	*
Doug Britt	17,600	*
Melanie Nealis	13,671	*
Alexander Schuetz	9,775	*

HELIOS TECHNOLOGIES

Name and Address [1]	Amount and Nature of Beneficial Ownership [2]	Percent of Class
Matteo Arduini	7,647	*
Josef Matosevic	7,511	*
Laura Dempsey Brown	6,300	*
Cary Chenanda	5,550	*
Jinger McPeak	5,418	*
Jason Morgan	2,337	*
Marc Greenberg	620	*
All Directors and Executive Officers as a Group (13 persons)	**216,911**	**0.7%**

* Less than 1%.

(1) Unless otherwise indicated, the address of each of the persons listed is 7456 16th Street East, Sarasota, Florida 34243.

(2) This column sets forth shares of the Company's Common Stock which are deemed to be "beneficially owned" by the persons named in the table under Rule 13d-3 of the SEC. Except as otherwise indicated, the persons listed have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse. As of the date of this proxy statement, none of the Executive Officers and Directors have any outstanding margin obligations under any such accounts. Amounts include RSUs that vest within 60 days of the record date.

(3) According to Amendment No. 5 to Schedule 13G, filed February 9, 2022, by Wasatch Advisors, Inc., Wasatch Advisors, Inc. has sole voting and dispositive power with respect to 4,622,219 shares.

(4) According to Amendment No. 7 to Schedule 13G, filed February 10, 2022, by The Vanguard Group, The Vanguard Group has shared voting power with respect to 61,190 shares, sole dispositive power with respect to 2,660,520 shares and shared dispositive power with respect to 88,641 shares.

(5) According to Amendment No. 13 to Schedule 13G, filed February 14, 2022, by T. Rowe Price Associates, Inc., T. Rowe Price Associates, Inc. has sole voting power with respect to 884,760 shares and sole dispositive power with respect to 2,695,268 shares.

(6) According to Amendment No. 15 to Schedule 13G, filed February 14, 2022, by Brown Capital Management, LLC, Brown Capital Management, LLC has sole voting power with respect to 1,707,086 shares and sole dispositive power with respect to 2,677,739 shares

(7) According to Amendment No. 2 to Schedule 13G, filed February 1, 2022, by BlackRock, Inc., BlackRock, Inc. has sole voting power with respect to 2,042,711 shares and sole dispositive power with respect to 2,067,294 shares.

(8) According to Schedule 13G, filed January 10, 2022, by Conestoga Capital Advisors, LLC, Conestoga Capital Advisors, LLC has sole voting power with respect to 1,623,676 shares and sole dispositive power with respect to 1,700,662 shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Discussion and Analysis (CD&A) describes our general executive compensation approach, and specifically describes the compensation for our Named Executive Officers ("NEOs") in 2021. During 2021, Jason Morgan was appointed President, Cartridge Valve Technology, and Jinger McPeak resigned from the Company. Our 2021 NEOs and their titles are as follows:

Named Executive Officer	Position
Josef Matosevic	President and Chief Executive Officer ("CEO")
Tricia Fulton	Chief Financial Officer ("CFO")
Melanie Nealis (1)	Former Chief Legal & Compliance Officer & Secretary
Jason Morgan (2)	President, Cartridge Valve Technology (CVT)
Jinger McPeak (3)	Former President, Electronic Controls (EC)
Matteo Arduini	President, Quick Release Couplings (QRC)

(1) As announced on January 3, 2022, Ms. Nealis resigned from the Company, effective March 1, 2022 but continues to provide transition and consulting services.
(2) Mr. Morgan assumed the role of President, CVT, on June 4, 2021.
(3) As announced on April 30, 2021, Ms. McPeak resigned from the Company, effective June 1, 2021.

Executive Summary

Helios Business System


OUR MISSION
PROTECT THE BUSINESS
THINK AND ACT GLOBALLY
DIVERSIFY MARKETS AND REVENUE
DEVELOP TALENT
OUR SHARED VALUES
ACCOUNTABILITY
We keep our promises.
INTEGRITY
We do the right thing.
INCLUSION
We treat others with dignity and respect.
LEADERSHIP
We passionately deliver excellence.
INNOVATION
We cultivate intellectual curiosity to inspire creativity.
OUR PURPOSE
Our trusted global brands deliver technology solutions that ensure safety, reliability, connectivity and control.

Throughout 2021, Helios remained focused on the health, safety and welfare of our global employees, customers and communities by adopting measures in all of our facilities to respond to, assess, and mitigate any adverse impacts, including social distancing and additional cleaning protocols while remaining focused on meeting our customers' needs. Despite the challenges of the global pandemic, we made significant progress in 2021 with respect to strategic changes in our operating structure (i.e. from a holding company structure toward an integrated operating company), to better leverage sales, marketing, innovation, customer relationships and operational excellence across all our businesses. We also introduced the Helios Business System, "HBS".

Our trusted global brands deliver technology solutions that ensure safety, reliability, connectivity and controls. The outer ring of the HBS is our mission – the four key mission pillars that we believe will deliver growth, diversification and market leading financial performance as we develop into a more sophisticated, globally-oriented, customer-centric and learning-based organization. These mission pillars are:

1. Protect the business through customer centricity, and drive cash generation through the launch of new products and leveraging existing products;

2. Think and act globally to better leverage our assets, accelerate innovation and diversify end markets by driving intra- and inter-company initiatives and by building in the region for the region;

3. Diversify our markets and sources of revenue to create greater opportunities for growth while reducing risk and cyclicality, which will enable us to swarm commercial opportunities that leverage the value of our products and technologies in new markets such as defense and commercial food service; and

4. Develop our talent, our most critical resource, through a culture of customer centricity through the embracement of diversity, engagement of the team, focus on shared, deeply rooted values and promotion of a learning organization

We continue to build the Helios organization through acquisitions and were very active in 2021 following the acquisition on November 6, 2020, of BWG Holding I Corp. (known as "Balboa Water Group" or "Balboa"). Balboa is an innovative market leader of electronic controls for the health and wellness industry with proprietary and patented technology that enables end-to-end electronic control systems for therapy baths and spas. Headquartered in Costa Mesa, California, Balboa's manufacturing operations are located in Mexico, with additional sales and warehouse operations in Denmark. The Balboa acquisition expanded Helios' electronic control technology with complementary AC (alternating current) capabilities and enabled further diversification of end markets.

Our 2021 acquisitions included the following:

- In January 2021, we acquired all of the assets of BJN Technologies, LLC, an innovative engineering solutions provider that was founded in 2014. With the acquisition, we formed the Helios Center of Engineering Excellence, LLC to centralize our innovation and technology advancements to better leverage existing talents across the electronics segment initially, and then throughout all of Helios.

- In July 2021, we completed another flywheel acquisition with NEM S.r.l. ("NEM"), an innovative hydraulic solutions company providing customized material handling, construction, industrial vehicle and agricultural applications to its global customer base, predominantly in Europe and Asia. NEM is ideally located in northern Italy's Emilia Romagna region, one of the world's most innovative and technology-friendly areas in the hydraulics industry. NEM enhances the Helios electro-hydraulic product offering, provides geographic expansion and adds scale to address new markets. Importantly, the added technology and applications expertise enables us to grow our original equipment manufacturer ("OEM") business throughout the world by leveraging NEM's strong brand name in the Cartridge Valve Technology ("CVT") OEM markets in Europe.

- In October 2021, we completed the acquisition of assets related to the electronic control systems and parts business of Shenzhen Joyonway Electronics & Technology Co., Ltd and its related entities (collectively "Joyonway"). Joyonway is a fast-growing developer of control panels, software, systems and accessories for the health and wellness industry. Joyonway operates in two cities, Shenzhen and Dongguan, which are in the hub of electronics and software development in China. Joyonway complements the electronic controls platform from our Balboa Water Group acquisition by bringing an innovative portfolio of new solutions, strengthening our supply chain through broader geographic reach, increasing our manufacturing capacity to meet growing global demand, as well as better servicing 'in the region for the region.'

2021 Performance Results and Pay Outcomes

Our 2021 financial highlights include:



SALES	NET INCOME	ADJUSTED NET INCOME	ADJUSTED EBITDA
$869.2 MILLION	$104.6 MILLION	$138.1 MILLION	$214.1 MILLION

ADJUSTED FREE CASH FLOW	DILUTED EPS	DILUTED NON-GAAP CASH EPS
$86.4 MILLION	$3.22	$4.25

As a result of our 2021 performance, our short-term incentive ("STI") program paid between 186% and 200% of the target percentage to our NEOs based on achievement of certain metrics as detailed below. The Compensation Committee adjusted the free cash flow metrics under the Helios STI plan due to the impact of COVID-19 on supply chain and logistical constraints resulting in higher inventory balances.

Our long-term incentive ("LTI") program, which includes performance-based incentive metrics, is aligned with our revised long term financial targets laid out as part of our augmented strategy in June 2021. The 2021 LTI performance-based awards will be measured over a three-year period (2021-2023) and are tied to the financial metrics set for Helios and the subsidiaries as described below.

Compensation Philosophy and Objectives

The goals of our executive compensation program are to attract, retain and motivate highly qualified leadership personnel. Our compensation philosophy is to provide executives with a competitive total compensation package that motivates superior job performance, the achievement of our business objectives, and the enhancement of shareholder value. Prior to 2019 rather than basing compensation strictly on a series of specific financial metrics, we encouraged initiative, teamwork and innovation, and each executive was enabled to use his or her abilities and particular area of responsibility to strengthen our overall performance.

We set total compensation at a level we believe to be fair, based on an objective review as well as a subjective analysis of the individual executive's experience and past and potential contributions to the Company. An individual executive's leadership and contribution to the accomplishment of the Company's strategic goals has always been part of his or her performance evaluation.

Shareholder Engagement and Say on Pay

In 2021, the Company held a "say-on-pay" vote on the company's executive compensation program as set forth in the proxy statement, and 83.16% of votes cast supported the proposal. The Compensation Committee considered the results of the shareholder vote in finalizing 2022 compensation and because a substantial majority of shareholders approved the compensation program, the Committee continued to apply the same principles in determining the amounts and types of executive compensation and did not implement substantial changes as a result of the shareholder advisory vote.

2021 Compensation Program

The following table describes the principal pay elements of our executive compensation program for 2021, including their purpose, timeframe and performance measures:

2021 Compensation Elements			
Pay Element	**Purpose**	**Timeframe**	**Performance Measures**
Base Salary	Attract and retain executive talent and compensate for performing day-to-day responsibilities	Annual	Fixed cash compensation reviewed annually based on market data, company performance, and executive's experience and past and potential contributions to the Company
Short-term incentive (STI)	Reward performance against principal short-term financial drivers to achieving our objectives under our augmented strategy	Annual	Metrics are based on corporate or subsidiary performance as applicable: • Adjusted EBITDA margin (40%) • Adjusted free cash flow margin (30%) • Revenue Growth (20%) • Personal Goals (10%)
Long-term incentive (LTI)			
• Performance-based restricted stock units (50%)	Motivate executives to achieve multi-year corporate financial objectives consistent with the Company's long-term strategy	Vest in full after 3 years based on performance achievement	Metrics are based on corporate or subsidiary performance as applicable: • Adjusted EBITDA margin (50%) • Adjusted EPS (50%)
• Time-vested restricted stock units (25%)	Attract and retain executives and motivate support for our long-term strategy	Vest annually pro rata over 3 years	
• Stock options (25%)	Align executives' interests with those of shareholders	Vest annually pro rata over 3 years; 10-year term	

2022 Compensation Program Changes

To align pay with performance and to offer market-based compensation to attract and retain top talent, the Compensation Committee performed a comprehensive review of our compensation program in late 2021. As a result of the review, the Compensation Committee recommended changes to our compensation plans relative to weightings of performance metrics and intended to tie each executive's pay more closely with the corporate and segment financial and operational performance objectives over which they have the greatest impact. In 2022, short-term and long-term incentive plan metrics are tied to segment level goals rather than business unit goals to more fully align executive pay with performance.

Short-term incentive plan. For 2022, the Committee increased weightings of the revenue goal for corporate executives related to overall Company revenue growth and reduced the weighting of the free cash flow measure. The revised corporate executives' measures and weightings for 2022 are as follows:

2022 Changes to STI Measures and Weightings *Corporate Executives*		
Performance Measures	**2021 Weightings**	**2022 Weightings**
Helios adjusted EBITDA margin	40%	40%
Helios revenue growth	20%	30%
Helios adjusted free cash flow	30%	20%
Personal goals	10%	10%

Long-term incentive plan.

For 2022, the Compensation Committee altered the mix of equity award types under our LTI program to align Officers, including the NEOs, by removing the stock options (25%) and allocating the long-term incentives as follows: time-vested restricted stock units that generally vest annually pro rata over three years (50%) and performance-based restricted stock units that generally vest in full after three years based on meeting certain performance goals (50%).

Compensation Policies and Practices

The Company employs the following best pay practices that reflect the Company's compensation philosophy:

What we do		What we don't do	
✓	Link executive pay to company performance through our annual and long-term incentive plans	×	No single-trigger change-in-control provisions for future long-term incentive awards
✓	Balance among short- vs. long-term incentives, cash vs. equity and fixed vs. variable pay	×	No hedging or pledging by Executives or Directors of equity holdings
✓	Compare executive compensation and company performance to relevant peer group companies	×	No repricing of underwater stock options
✓	Require executives and members of the Board to meet minimum stock ownership requirements	×	No tax gross-ups
✓	Maintain a compensation clawback policy to recapture unearned incentive pay	×	No aspect of the pay policies or practices pose material adverse risk to the Company
✓	Provide only limited perquisites		

Compensation Process and Approach

Our compensation program is overseen by the Compensation Committee, comprised of independent Directors, which operates under a charter that was approved by the Board, first on June 14, 2019, and then on November 1, 2021, after the Company moved to the New York Stock Exchange. The Compensation Committee reviews the compensation of each individual Executive Officer annually. The Compensation Committee also makes equity awards under compensation plans approved by the Board and, where required, by the shareholders, to the Chief Executive Officer and to other key management employees on the recommendation of the Chief Executive Officer.

Compensation Program Reviews

While the Compensation Committee does consider comparative compensation information to gain a general understanding of current compensation practices in the market, it does not 'benchmark' or ultimately target a specific percentile or data point in assessing competitiveness for our compensation programs. Individual opportunities vary based on length of time with the Company, individual performance and level of leadership responsibility within the Company, and other factors. The Company's compensation program seeks to align executive pay with the market medians, as well as to executive and Company performance and business objectives in order to retain key talent and reward high-performing executives to maintain a strong management team. The Compensation Committee engages an independent compensation consultant, Mercer, to review our compensation philosophy and the competitiveness of the NEOs' compensation levels.

In September 2020, the Compensation Committee asked Mercer to review the peer group for continued appropriateness as part of its 2020 executive pay market study. Mercer recommended a revised peer group of companies with revenues between 0.5x and 2.0x Helios's revenues that are in a similar industry or related industry that offer similar products, have a similar value chain, or that operate within a similar geographic footprint. Mercer also considered other financial metrics, such as market capitalization and EBITDA in its analysis. Based on Mercer's recommendations and to more appropriately reflect the Company's size, the Compensation Committee changed the peer group and executive pay levels for 2021 to more closely align executive pay with the market median.

In the fourth quarter of 2021, Mercer again reviewed our peer group and executive compensation levels and made changes to the peer group and executive pay levels for 2022 to more closely align executive pay with the market median (see "2022 Peer Group" below).

Peer Group

To assist the Compensation Committee in reviewing and setting executive compensation for 2021, the Compensation Committee considered data from annual reports and proxy statements of selected "peer group" companies. The Compensation Committee reviews information on revenues, income, and executive compensation for other U.S. public manufacturing companies and selected businesses of similar size and scope. The Compensation Committee also considered information on compensation practices, including employee benefits, from manufacturing companies in other countries in which we operate to help ensure we maintain competitiveness in the markets in which our Executive Officers reside.

The peer group used to set 2021 pay was comprised of companies with revenue between 0.5x to 2.0x that of the Company's revenue, representing a similar industry or related industry that offer similar products, have a similar value chain, or operate within a similar geographic footprint. Data from these sources was individually matched to each executive based on title, job, functional responsibility, and business line scope where possible. The peer group is used to assess executive pay competitiveness, inform pay decisions, and shape the future design of the STI and LTI plans.

The peer group includes primarily companies in the industrial machinery industry that are similar in size to the Company based on revenue and market capitalization, and with which the Company competes for talent. At the time the peer group was set, the Company's percentile ranks for revenue and market capitalization compared to the peer group were as follows:

Peer Group Used to set 2021 Pay		
Percentile Rank	Revenue (in millions) *	Market Capitalization (in millions) *
25th Percentile	$450	$882
Median	$592	$1,290
75th Percentile	$841	$2,519
Helios Technologies	**$513**	**$1,350**
Helios Technologies Percentile Rank	**41%**	**55%**

* For trailing 12-month period as of August 19, 2020 based on S&P CapIQ database.

The peer group includes the following 17 companies that were identified in 2020 for purposes of informing 2021 Executive pay determinations:

Peer Group Companies	
AAON, Inc.	NV5 Global, Inc.
Actuant Corporation (later became Enerpac Tool Group)	Protolabs, Inc.
Douglas Dynamics, Inc.	Raven Industries, Inc.
Badger Meter, Inc.	RBC Bearings Incorporated
CIRCOR International, Inc.	Tennant Company
Dorman Products, Inc.	The Gorman-Rupp Company
ESCO Technologies Inc.	Trimas Corp.
Kadant, Inc.	
Lindsay Corp.	
Mueller Water Products, Inc.	

2022 Peer Group

In September 2021, the Compensation Committee engaged Mercer to review the 2020 peer group for continued appropriateness as part of its 2022 executive pay market study. The scope of this evaluation included a detailed review of the compensation program including base salary, target short-term incentive opportunity, total cash compensation (salary & annual incentives), long-term incentive opportunity and total direct compensation (salary, annual incentives, & long-term incentives). Mercer followed the same methodology as previous studies to compare the Company, its Executive Compensation Peer Group as well as similarly sized companies within our survey databases. However, given the Company's growth trajectory, at the request of the Compensation Committee, Mercer targeted a larger size for the Executive Compensation Peer Group and recommended a revised peer group of companies with revenues around $1B and around $4B in market capitalization. Based on Mercer's recommendations and to more appropriately reflect the Company's size, the Compensation Committee made the following changes to the peer group for purposes of informing 2022 Executive pay determinations:

2022 Peer Group Changes	
Additions	**Deletions**
Albany International Corp.	AAON, Inc.
Altra Industrial Motion Corp.	
Barnes Group, Inc.	Actuant Corporation (later became Enerpac Tool
Chart Industries, Inc.	Group)
Enpro Industries, Inc.	
Franklin Electric Co., Inc.	
John Bean Technologies, Inc.	
Mueller Water Products, Inc.	
Rexnord Corporation	
SPX Flow, Inc.	
Watts Water Technologies, Inc.	
Woodward, Inc.	

The 2022 peer group includes primarily companies in the industrial machinery industry that are similar in size to the Company based on revenue and market capitalization, and with which the Company competes for talent. At the time 2022 compensation levels were set, the Company's percentile rank for revenue and market capitalization compared to the 2022 peer group were as follows:

2022 Peer Group		
Percentile Rank	**Revenue (in millions) ***	**Market Capitalization (in millions) ***
25th Percentile	$762	$2,342
Median	$1,189	$3,485
75th Percentile	$1,731	$5,600
Helios Technologies	**$1,000**	**$4,000**
Helios Technologies Percentile Rank	**33%**	**61%**

*   For trailing 12-month period as of May 19, 2021, based on S&P Capital IQ database.

CEO Total Compensation

In 2021, the Compensation Committee engaged Mercer to review Mr. Matosevic's total compensation package. Based on Mercer's assessment of peer group compensation and survey data, the Committee determined that Mr. Matosevic's total compensation was below the market median, with some aspects of his pay significantly below the median, based on the updated peer group data and survey data Mercer used in its 2021 analysis. To bring his pay closer to the market median, the Committee approved a base salary increase for 2022 and increased his target short- and long-term incentive plan opportunities, as noted in the table below.

	2021 Base	2021 STI/LTI %	Target Total 2021 Pay	2022 Base	2022 STI/LTI %	Target Total 2022 Pay
Josef Matosevic	$786,000	100%/258%	$3,600,000	$900,000	100%/369%	$5,121,000

Components of Executive Compensation

Executive pay includes a mix of fixed compensation (base salary and benefits) and variable pay (annual and long-term incentives) that is based on meeting a combination of short- and long-term goals. A significant portion of executive pay is "at risk" or based on meeting performance goals to align executive pay with the long-term goals of the company. The following charts illustrate the target total direct compensation mix for the CEO and the average for the other NEOs as a group for the 2021 year.

Company CEO
Target Total Compensation Mix


SO
6%
Base
22%
STI
22%
TV-RSU
17%
PV-RSU
33%
Pay at risk (78%)

Company Average All Other NEOs
Target Total Compensation Mix


SO
4%
STI
21%
Base
40%
PV-RSU
23%
TV-RSU
12%
Pay at risk (60%)

The Executive Compensation Plan ("ECP") sets forth the elements of executive compensation: base salary, STI, LTI, and benefits. On December 2, 2021, the Compensation Committee of the Board approved adjustments to the weightings of the pay elements to align pay more directly with Company performance by changing the allocation of long-term compensation for the Executive Officers to 50% time-based restricted stock units and 50% performance-based restricted stock units. The revised ECP allows for payouts ranging from 0-200% for performance-based restricted stock units based upon the achievement of the underlying metrics.

Base Salary

Our approach to compensating Executive Officers is to pay salaries that are generally competitive with salaries paid to executives of other manufacturing companies, particularly in our geographic areas. The Compensation Committee approved salary increases for 2021 as part of a plan to more closely align total compensation with the median of our peer group over the next five years. Our overall financial performance also influences the general level of salary increases.

The Compensation Committee reviews salaries annually. The Chief Executive Officer, after seeking input from other key managers and reviewing selected market data, recommended increases for the other Executive Officers based on his analysis of each individual executive's experience and past and potential contributions to the Company. Any base salary increases and ultimately determined and approved by the Compensation Committee. Based on the foregoing factors, salary increases for 2021 ranged from 5% to 12% for the NEOs, as set forth in the following table:

Named Executive Officer	2020 Annual Salary Rate	2021 Annual Salary Rate
Josef Matosevic	$704,000	$786,000
Tricia Fulton	$412,000	$435,000
Melanie Nealis (1)	$338,000	$355,000
Jinger McPeak (2)	$292,000	$306,000
Matteo Arduini (3)	$278,000	$306,000
Jason Morgan (4)	$ —	$237,000

(1) Ms. Nealis resigned from the Company, effective March 1, 2022.

(2)   Ms. McPeak resigned from the Company, effective June 1, 2021.

(3)   Mr. Arduini's salary was paid in Euros based on an average conversion rate during the year.

(4)   Mr. Morgan assumed the role of President, CVT on June 4, 2021.

Short-Term Incentives

In 2021, our STI program aimed to harmonize the bonus structure across corporate and subsidiary functions, and to enhance our pay-for-performance relationship by increasing the program's alignment with our communicated financial goals and improving the clarity of our plan's objectives for our employees and shareholders. Cash STI awards for 2021 were based on an objective formula with preset financial targets designed to drive our overall Company and subsidiary financial results. The primary financial performance goals are adjusted EBITDA (40%), adjusted free cash flow (FCF) (30%), revenue growth (20%) and personal goals (10%). The financial measures were selected because they are the principal financial drivers to achieving our objectives under our stated strategy. The STI awards for subsidiary-level NEOs were based on the same metrics at the subsidiary level. Due to exceptional performance in 2021, the STI plan provided award payouts.

The Compensation Committee determines STI payouts based on an objective formula with target and maximum performance levels. As updated, the ECP provides for a maximum STI payout of 200% of target. The Compensation Committee sets STI targets for each of the NEOs consistent with the recommendations set forth by the Mercer study.

Annual cash incentive awards for the NEOs in 2021 were contingent on the attainment of corporate and subsidiary performance metrics established by management and approved by the Board. Target goals were set using the anticipated 2021 budget of the Company and external financial guidance range to determine target and maximum payments.

Corporate Executives. For 2021, the Compensation Committee set annual incentive cash targets for corporate-level NEOs (Josef Matosevic, Tricia Fulton and Melanie Nealis) based on meeting the following performance goals:

Measure	Weighting	Actual	Payout **
Adjusted EBITDA Margin*	40%	24.7%	200%
Adjusted Free Cash Flow Margin*	30%	16.0%***	200%
Revenue Growth *	20%	34.3%	200%
Personal Goal	10%		

*   2021 results excluded our acquisitions of NEM and Joyonway that occurred in July and October 2021, respectively.

**   The Company does not disclose the specific corporate or individual level goals because it believes disclosing these goals would reveal confidential and proprietary information and could result in competitive harm to the Company.

***   Adjusted free cash flow as a percent of sales for the 2021 year was 10.1%. The figure above represents the post-COVID adjusted results. COVID adjustments resulted from management's decision to buy and hold additional inventory to facilitate delivery of products to customers on a timely basis and maintain industry-leading lead times.

Subsidiary Executives. For 2021, the Compensation Committee set annual incentive cash targets for subsidiary-level NEOs (CVT for Jason Morgan and QRC for Matteo Arduini) based on meeting subsidiary performance goals as follows:

Measure	Weighting	CVT Acheivement Payout **	QRC % Acheivement Payout **
Subsidiary Adjusted EBITDA Margin*	40%	28.5%/155%	29.3%/200%
Subsidiary Adjusted Free Cash Flow Margin*	30%	20.0%/200%	16.6%/193%
Subsidiary Revenue Growth*	20%	14.8%/153%	34.4%/200%
Personal Goal	10%		

*   2021 results excluded our acquisitions of NEM and Joyonway that occurred in July and October 2021, respectively.

**   The Company does not disclose the specific subsidiary or individual level goals because it believes disclosing these goals would reveal confidential and proprietary information and could result in competitive harm to the Company.

The disclosure of the underlying goals for the measures above would reveal competitively sensitive, proprietary and confidential information that the Company does not disclose publicly. Disclosing these goals could potentially reveal insights about our business plans and strategic objectives that our competitors could use against us in the marketplace. Achieving target-level goals is reasonably anticipated but uncertain and would be considered "strong performance" based on historical performance. Threshold goals are more likely to be achieved and maximum goals are considered aggressive.

Award Payouts. After year-end, the Compensation Committee determined the extent to which the goals were satisfied, with partial or full satisfaction warranting partial or full payout of the cash incentive awards. The award opportunity as a percentage of each NEO's base salary, target and maximum award levels and actual award payouts are set forth in the table below. Linear interpolation is used to determine STI payouts for performance between achievement levels.

Executive	Target as a % of Base Salary	Target	Maximum	Actual Award as a % of Base Salary	Actual Payout
Josef Matosevic	100%	100%	200%	200%	$1,572,000
Tricia Fulton	65%	100%	200%	130%	$565,500
Melanie Nealis [1]	50%	100%	200%	85%	$301,750
Jinger McPeak [1]	45%	100%	200%	45%	$137,700
Matteo Arduini [2]	40%	100%	200%	75%	$230,028
Jason Morgan [3]	35%	100%	200%	65%	$154,430

(1) Award payout was in accordance with employee departure, as further described below.

(2) Mr. Arduini's annual incentive award was paid in Euros and converted to U.S. dollars (for purposes of this disclosure) using an average exchange rate for 2021 of $1.183259/Euro

(3) Mr. Morgan's award payout was based 50% on Helios metrics and 50% on CVT metrics.

2021 Transaction and Retention Bonus. In 2021, the Company paid cash transaction and retention bonuses to each of Mr. Matosevic, Ms. Fulton, Ms. Nealis, Mr. Arduini and Mr. Morgan under the LTI. In recommending these payments, the Committee took into account the extraordinary contributions of the Company's executive team in connection with the three important acquisitions completed during 2021, specifically the acquisitions of Joyonway, BJN Technologies, LLC, and NEM described elsewhere in this proxy statement. The Committee was also cognizant of the unprecedented demand for executive talent in its industry, and, upon review, determined that the total compensation paid to the Company's Executive Officers was below the median amount paid to similar Officers by the Company's peers. Accordingly, the Committee concluded that these payments were reasonable and in the best interests of the Company's stockholders in order to reward the Executive Officers for their extraordinary efforts and also to retain those Executive Officers critical to the continued operation and success of the Company. The amounts of these bonuses are set forth in the "Bonus" column of the "Fiscal 2021 Summary Compensation Table" below.

Long-Term Incentives

We use equity awards as long-term incentives for Executive Officers and other key managers. In 2021, the Compensation Committee granted NEOs (other than Mr. Morgan) performance-based restricted stock units (weighted 50%), time-based restricted stock units (weighted 25%) and stock options (weighted 25%). In connection with Mr. Morgan, the Compensation Committee granted him his management grant related to his then current position consisting of performance-based restricted stock units (weighted 50%) and time-based restricted stock units (weighted 50%). The purpose of the LTI awards is to attract, retain, and motivate executives, consistent with the Company's long-term strategy, and to align the interests of executives with those of shareholders by giving them a personal interest in the value of the Company's Common Stock over the long term. The performance-based restricted stock units vest after three years based on meeting certain performance goals. The time-based restricted stock awards vest annually pro rata over three years and the Stock options vest annually pro rata over three years and have a 10-year term. All time-based and performance-based restricted stock units are settled in Company common stock.

In setting LTI award levels as a percentage of base salary, the Compensation Committee considered the results of Mercer's competitive market analysis in an effort to better align executives' award levels with the median of peer company award levels. For 2021, our NEOs were awarded the following:

Executive Compensation

Executive	Target as a % of Base Salary	Number of Time-based Restricted Stock Units Awarded	Number of Performance-based Restricted Stock Units Awarded	Number of Stock Options Awarded
Josef Matosevic	258%	10,914	21,827	10,914
Tricia Fulton	125%	2,926	5,853	2,926
Melanie Nealis	115%	2,197	4,394	2,197
Jinger McPeak	70%	1,153	2,306	1,153
Matteo Arduini	70%	1,153	2,306	1,153
Jason Morgan	35%	754	754	—

Performance-Based Restricted Stock Units. Half of the 2021 equity awards were in the form of performance-based restricted stock units that vest after three years based on performance against threshold, target and maximum levels achieved over a three-year performance period. Payout for each metric may be from 0% to 200% of the performance-based restricted stock units allocated to that metric. For 2021, the measures for corporate executives were adjusted EBITDA margin (50%) and adjusted EPS (50%). Adjusted EBITDA margin and adjusted EPS are driven by revenue growth, partially offset by items such as freight, seasonality, foreign currency exchange, one-time operational items, and the impact of acquisitions. Helios believes that adjusted EBITDA margin and adjusted EPS, which are non-GAAP measures, are good measures of the Company's operating performance. For Matteo Arduini, Jinger McPeak and Jason Morgan (50% was related to CVT) who are employed within a subsidiary, LTI measures are tied to the same metrics but for subsidiary level performance.

As previously disclosed, in February 2020, the Compensation Committee reviewed our actual results for 2019 against the 2019 long-term incentive plan targets established at the beginning of the three-year performance period during Q1 of 2019 and covering the performance period of 2019-2021. The Compensation Committee determined that the performance levels that had been established at the beginning of the year were based on the then-current business environment (without consideration of unknown extraordinary events such as the tariffs imposed by China) and our internal projections were no longer reasonably attainable, and as such the plan would likely result in little to no payout to plan participants. As a result, the Compensation Committee determined that the plan would not effectively serve its goal of incentivizing the performance and retention of our Executive Officers and other plan participants. In light of these findings, and after reviewing our 2020 forecast and projections for 2021 performance, the Compensation Committee decided to adjust the underlying performance levels for each of the three measures. The Compensation Committee retained the structure and weighting of each metric as originally designed. In making these adjustments, the Compensation Committee wanted to ensure that the 2019 LTI plan continued to incentivize our Executive Officers and other participating employees. The Compensation Committee believes that the adjusted target levels remained difficult to achieve and would continue to encourage dedicated corporate and individual performance.

Also as previously disclosed, in January 2021, the Compensation Committee assessed the impact of the pandemic on the LTI plan awards for the 2019-2021 and 2020-2022 performance periods. In part to address the challenges presented by Covid-19 and to continue to incentivize and retain the executive team, after considering various alternatives, the Compensation Committee decided to adjust the LTI plan targets for the 2019-2021 and 2020-2022 performance periods. In making this decision, the Compensation Committee considered that these awards would not be effective to motivate and retain our executives without adjustment. The Compensation Committee adjusted the targets for the 2019-2021 and 2020-2022 performance periods to raise the target revenue compound annual growth rate ("CAGR") and adjusted EPS metrics and lower the EBITDA goal. The revised revenue CAGR, adjusted EPS, and adjusted EBITDA margin goals included the forecasted results of our 2020 acquisition of Balboa Water Group. In revising the targets, the Committee also considered the investments into the business that would be needed that will impact the EBITDA margins.

Corporate Executives. The below table presents the results of the performance-based restricted stock units granted in 2019 to corporate executives. The units vested at 150% following the 3-year performance period that ran from 2019 – 2021.

Measure	Weighting	Actual	Payout**
Adjusted EBITDA Margin*	40%	24.0%	150%
Adjusted EPS*	40%	$8.90	150%
Revenue CAGR*	20%	14.1%	150%

*   2021 results excluded our acquisitions of NEM and Joyonway that occurred in July and October 2021, respectively.

**   The Company does not disclose the specific corporate level goals because it believes disclosing these goals would reveal confidential and proprietary information and could result in competitive harm to the Company.

HELIOS
TECHNOLOGIES

Subsidiary Executives. The below table presents the results of the performance-based restricted stock units granted in 2019 to subsidiary-level NEOs based on meeting subsidiary performance goals. The units vested at 150% over the 3-year performance period from 2019 – 2021.

Measure	Weighting	Achievement Payout **	Achievement Payout **
Subsidiary Adjusted EBITDA Margin*	40%	26.3% / 150%	28.4% / 150%
Subsidiary Adjusted EPS *	40%	$5.16 / 150%	$2.70 / 150%
Subsidiary Revenue CAGR*	20%	1.6% / 150%	8.6% / 150%

* 2021 results excluded our acquisitions of NEM and Joyonway that occurred in July and October 2021, respectively.

** The Company does not disclose the specific subsidiary level goals because it believes disclosing these goals would reveal confidential and proprietary information and could result in competitive harm to the Company.

Time-based Restricted Stock Units. In 2021, 25% of the LTI was awarded in time-based restricted stock units that generally vest annually pro rata over three years. The Committee determined that this form of long-term compensation, tied to value creation for the Company, aligns the interests of Officers with those of shareholders. The objectives of the program are to reward Officers for long-term performance, encourage retention, and promote equity ownership in the Company.

Stock Options. In 2021, 25% of the LTI was awarded in stock options. The stock option awards will generally vest annually pro rata over three years and have a 10-year term. Exercise price is equal to the fair market value of the Company's stock on the date of grant.

2022 LTI Revision. For 2022, the Compensation Committee revised the equity award mix in our LTI program to align both Officers and Non-Officers by removing the stock options (25%) for Company Officers. The revised LTI weightings are performance-based restricted stock units that vest in full after three years based on meeting certain performance goals (50%) and time-vested restricted stock units that vest annually pro rata over three years (50%).

Other Compensation

Retirement Plan. All U.S.-based employees, including Executive Officers, are eligible to participate in the Helios Technologies, Inc. 401(k) (the "Plan"). Under the tax-qualified Plan, employees are able to contribute the lesser of up to 100% of their annual salary or the limit prescribed by the Internal Revenue Service to the Plan on a before-tax basis. Based on years of service, we match 100% of up to the first 6% of pay that is contributed to the Plan. All employee contributions are fully vested upon contribution. Our matching contributions vest over a five-year period—20% after one year, 40% after two years, 60% after three years, 80% after four years and 100% after five years. Ms. McPeak, who was employed by Enovation Controls, participated in the same 401(k) plan, but had a different match schedule applicable to employees of Enovation Controls. Based on employee contributions, the Enovation match schedule provides up to 4.5% of the employee's pay as an employer match and vesting of the match is based on years of service from one to three years: 33% after one year, 67% after two years and 100% after three years.

Mr. Arduini, who is located in Italy, is eligible for certain retirement benefits under plans specific to Italian-based employees. Mr. Arduini is a participant in a state retirement pension plan. His employer, Faster S.r.l., contributes $29,034 per year for the benefit of Mr. Arduini's retirement in the state plan. Additionally, Mr. Arduini is a participant in the Previndai, a supplemental pension plan. In this plan, Mr. Arduini contributes a portion of his salary into the plan and the Company makes a contribution in the amount of $8,519 per year. These amounts are paid in Euros and converted to U.S. dollars (for purposes of this disclosure) using an average exchange rate for 2021 of $1.183259/Euro. Under the terms of the Previndai, Mr. Arduini's family members are also eligible to participate at their discretion. At retirement, Mr. Arduini will be able to access the Previndai funds in the form of an annuity, lump sum or combination of both and the state plan is paid out in the form of monthly payment.

Perquisites and Other Benefits. To provide a market competitive total compensation package, we provide a limited amount of perquisites and supplemental benefits to our Named Executive Officers. In 2021, we provided the following: supplemental life and long-term disability insurance, car allowance, and housing as well as Italian statutory severance plan contributions. Any aggregate incremental cost to us of perquisites and supplemental benefits provided in 2021 is presented in the Summary Compensation Table and footnotes.

Risks Arising from Compensation Policies and Practices

The Board has determined that its compensation policies and practices do not motivate imprudent risk-taking or encourage Company leaders to make decisions that might be beneficial in the short term at the expense of creating long-term Company value. The Company's long-term compensation program, as described above, relies on general criteria that are not primarily focused on the achievement of short-term objectives but, rather, what is in the long-term best interest of the Company. The equity awards granted under the program are generally determined in the first quarter of the year. For 2021, awards were granted at a meeting of the Compensation Committee convened on January 28, 2021.

The Company's compensation programs are designed with an appropriate balance of risk and reward so they will not encourage excessive or unnecessary risk-taking behavior. To assess compensation risk, the Compensation Committee reviewed the policies and practices of the Company and determined they do not create risks reasonably likely to have a material adverse effect on the Company. In conducting this review, the Committee noted the following risk-mitigating features of the compensation policies and practices:

- Balance among short- and long-term incentives, cash and equity and fixed and variable pay
- Multiple performance measures
- Stock ownership and holding guidelines
- Anti-hedging policy
- Clawback policy
- Limited change-in-control (CIC) benefits

Stock Ownership Guidelines

To better link management's interests with those of shareholders, the Board of Directors has implemented stock ownership guidelines for the Company's NEOs. The ownership guidelines specify a number of shares that Company executives must acquire and hold within five years of appointment as an Executive Officer.

In determining whether an executive has met the stock ownership guidelines, all shares and units (vested or unvested) held by him or her will be counted, including those held jointly or in common with a spouse or dependent children or held in his or her individual retirement account, or 401(k) plan or similar benefit plan. Each of the Company's continuing NEOs had either satisfied the ownership guidelines or had time remaining to do so as of January 1, 2022, as set forth in the following table:

Executive	Ownership requirement as a multiple of salary
Josef Matosevic	5x
Tricia Fulton	3x
Matteo Arduini	2x
Jason Morgan	2x

Hedging Policy

Our Confidentiality and Insider Trading Policy prohibits our Directors, Officers and Employees and their designees from entering into hedging transactions or other financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company's securities. The policy also prohibits Directors, Officers and Employees and their designees from selling company securities short, engaging in short-term trading, trading company securities on margin or pledging company securities as collateral for a loan.

Clawback Policy

The Company maintains a Clawback Policy that allows the Company to recover certain forms of compensation paid to Executive Officers in certain situations. The Policy applies to certain of the Company's current and former Executive Officers, including all of the NEOs. The Board adopted this policy, which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws or from material misconduct or fraud. If the Company is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements, the Board will require reimbursement or forfeiture of any excess incentive compensation received by an executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the accounting restatement. If the Board determines that an NEO has committed any act of fraud or willful misconduct and the act of fraud or willful misconduct directly or indirectly caused a material adverse effect, the Board will require the executive who committed the act to forfeit or reimburse the Company for some or all (as determined by the Board) of the incentive compensation awarded to or received during the three years following the commission of the act.

Employment Agreements and Change-in-Control Provisions

The Company typically does not enter into employment agreements with its executives. However, as customary in Italy, an employment agreement was entered into with Mr. Arduini in connection with his promotion to the role of General Manager and Managing Director of Faster (known internally as "President, QRC"). The Company also has entered into continuity and severance agreements with each of the NEOs to protect them from loss of income in the case of change of control and to provide protections for the company and the NEOs covering employment related issues as well as confidentiality.

Arduini Employment Agreement

The Company entered into an employment agreement with Mr. Arduini effective January 1, 2019 in connection with his promotion to the role of General Manager and Managing Director of Faster (known internally as "President, QRC"). Mr. Arduini's employment agreement sets forth an annual gross base salary, target cash bonus (short-term incentive or "STI"), and participation in the Helios Long-Term Incentive (LTI) Plan. Mr. Arduini's employment agreement also provides for an annual amount as consideration for entering into the non-competition agreement, as required by Italian law for the enforcement of certain restrictive covenants. The amount is included in his base salary. Mr. Arduini's employment agreement was amended in 2020 and 2021 to reflect increases in his compensation package. For 2021, Mr. Arduini's base salary was increased to $306,000, his target STI percentage was 40% of his base salary, and the total value of his LTI was 70% of his base salary (approximately $214,000). Mr. Arduini's 2021 LTI award consisted of 25% stock options, 25% time-based restricted stock units ("RSUs"), and 50% performance based RSUs ("PRSUs"). Mr. Arduini has an opportunity to earn up to 200% of his target STI award and up to 200% of the portion of his LTI award that consists of performance based RSUs for exceptional achievement of predetermined metrics. In addition, Mr. Arduini received $10,192 per year in a housing allowance and a company vehicle allowance in the amount of $27,358, which are paid in Euros and converted to U.S. dollars (for purposes of this disclosure) using an average exchange rate for 2021 of $1.183259/Euro.

Executive Officer Continuity Agreement

The Company entered into Executive Officer Continuity Agreements ("Continuity Agreements") with each of the Company's NEOs: Josef Matosevic, Tricia Fulton, Matteo Arduini, Jason Morgan, Melanie Nealis and Jinger McPeak. The Continuity Agreements provide for certain benefits to be paid to the executive in connection with a termination of employment that takes place in connection with a "Change of Control" (as defined in the Continuity Agreements). The Continuity Agreements supersede and replace any prior agreements, and the provisions of the Continuity Agreements no longer apply to Mmes. Nealis and McPeak following their departure from the Company.

The Continuity Agreements provide that on termination of the executive's employment or other triggering event during the two-year period immediately following, or within 90 days prior to, a change in control, as defined in the Continuity Agreements, he or she is entitled to a lump-sum payment equal to twice the amount of his or her annual salary, plus the cash value at the time of grant of the executive's current year short-term compensation award, and continuing medical benefits, at the Company's expense, for the executive and his or her family, for a period of 24 months. The executive also is entitled to immediate vesting of, and an extended period following termination, to exercise all unvested and unexercised stock options and immediate vesting and lapse of all forfeiture provisions relating to, and restrictions upon transfer of, all previously issued shares and restricted stock units. To receive the payment and benefits under the Continuity Agreement, the executive must execute a general release and comply with the restrictive covenants set forth in his or her other agreements with the Company during the 24-month period following termination of employment.

Executive Officer Severance Agreement

On June 14, 2019, the Company entered into Executive Officer Severance Agreements ("Severance Agreements") with Tricia Fulton, Matteo Arduini, Jinger McPeak, and Melanie Nealis. On June 4, 2021, the Company entered into Executive Officer Severance Agreement with Jason Morgan in connection with his appointment as President, CVT. The Severance Agreements provide for certain benefits to be paid to the executive in connection with a termination of employment that does not occur in connection with a change in ownership or control of the Company. Mr. Arduini is based in Italy and his Italian employment contract would supersede the Severance Agreement where the provisions are more favorable.

The Severance Agreements provide that on an "Involuntary Termination of Employment" (as defined in the Severance Agreement), the executive is entitled to a continuation of his or her annual base salary for 12 months, a payment equal to the target value at the time of grant of the executive's current year short-term compensation award, and continuing medical benefits, at Company expense, for the executive and his or her family for a period of 12 months. To receive the payment and benefits under the Severance Agreement, the executive must comply with a number of conditions including, executing a general release and complying with the restrictive covenants set forth in his or her agreement(s) with the Company for a period of 12 months following termination of employment.

Mr. Arduini is entitled to certain additional severance components pursuant to his employment contract and Italian law in the event of an Involuntary Termination. In the event a benefit is higher under Italian law that provided for under his Severance Agreement, Italian law will govern with the higher term. Based on the events and reasons for the termination, Mr. Arduini may receive, based on his current seniority with the Company, 6 months of notice period compensation plus up to 8 months of supplemental indemnity, the average amount of his short-term incentive award (based on the last three years), an amount, for the duration of his notice period for continued coverage on his health and welfare plans, his car and housing allowances, and contributions to his pension schemes. In addition, Mr. Arduini will receive consideration for the value of his non-competition clause (the difference between 50% of his annual salary for three years less payments already made).

On June 4, 2021, the Company entered into an Amended and Restated Executive Officer Severance Agreement ("Amended CEO Agreement") with Josef Matosevic. The Amended CEO Agreement modified the terms of Mr. Matosevic's original Executive Severance Agreement ("Original CEO Agreement"). The Amended CEO Agreement provides for certain benefits to be paid to the executive in connection with a termination of employment that does not occur in connection with a change in ownership or control of the Company. The Severance Agreements provide that on an "Involuntary Termination of Employment" (as defined in the Severance Agreement), the executive is entitled to a continuation of his annual base salary for 24 months, a payment equal to 200% of the target value at the time of grant of the executive's current year short-term compensation award, immediate vesting of all stock options, RSUs and PRSUs (at 100% of target, except for PRSUs granted in the year of termination, which will only vest if the termination date occurs at least 6 months after the beginning of the performance period, and which will vest (if at all) at target on a pro-rata basis) which are outstanding on the date of termination, an extended exercise period of up to one year for vested stock options, and continuing medical benefits, at Company expense, for the executive and his family for a period of 24 months, among other benefits. To receive the payment and benefits under the Severance Agreement, the executive must comply with a number of conditions including, executing a general release and complying with the restrictive covenants set forth in his or her agreement(s) with the Company for a term in effect until all payments and benefits have been made or provided to executive.

McPeak Separation Agreement

On April 30, 2021, the Company entered into a Separation Agreement (the "Separation Agreement") with Ms. Jinger McPeak. that superseded and replaced any prior compensation and employment agreements between the Company and Ms. McPeak. Under the terms of the Separation Agreement, Ms. McPeak agreed to provide transition services to the Company which included information exchanges, introductions to third parties and/or general responses to Company requests, for a period of twelve months, in exchange for continuation of Ms. McPeak's salary for twelve months ($306,000), the target value at the time of grant of Ms. McPeak's annual short-term incentive compensation award ($137,700), the vesting of 5,418 RSU on April 27, 2022 previously awarded on April 27, 2020, and continuation of benefits pursuant to the Consolidated Omnibus Reconciliation Act ("COBRA"), for a period of 12 months from the date of termination. Ms. McPeak is subject to confidentiality restrictions and restrictive covenants under previously executed equity awards. The Separation Agreement includes a release of claims on favor of the Company.

Nealis Advisory Services Agreement

In connection with her departure, the Company entered into certain arrangements with Ms. Nealis in which Ms. Nealis has agreed to provide transition and consulting services to the Company in exchange for continuation of her salary, representing $355,000 and reimbursement of health insurance under COBRA, up to and through December 17, 2022, as well as the acceleration of Ms. Nealis' 2021 STI payout and to allow for the continued vesting in any outstanding equity awards through May 1, 2022. Ms. Nealis executed a customary release and remains subject to confidentiality restrictions and restrictive covenants.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2022.


COMPENSATION COMMITTEE

Douglas M. Britt, Chair
Marc Bertoneche
Alexander Schuetz


Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the Named Executive Officers serving as such for the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019 as applicable. No information is provided for Mr. Matosevic for fiscal 2019, or for Mr. Morgan for fiscal 2020 and 2019, because such officers were not NEOs during such fiscal years. When setting total compensation for each of the Named Executive Officers, the Compensation Committee reviews the executive's current compensation, including equity and non-equity-based compensation, compensation history, performance and other information it deems relevant.

FISCAL 2021 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Josef Matosevic	2021	786,000	813,450	1,909,543	225,483	1,572,000	25,500	5,331,976
President and	2020	406,154		1,124,819	63,729	583,147	49,651	2,227,500
Chief Executive Officer								
Tricia Fulton	2021	435,000	325,380	731,935	60,451	565,500	17,400	2,135,666
Chief Financial Officer	2020	405,662	66,093	652,622	41,490	351,024	17,100	1,533,991
	2019	397,116	—	390,956	—	144,000	16,800	948,872
Melanie Nealis (3)	2021	355,000	108,460	563,547	45,390	301,750	8,036	1,382,183
Former Chief Legal	2020	332,800	66,093	505,238	34,034	191,984	7,446	1,137,595
Officer and Secretary	2019	318,654		311,780	—	76,560	—	706,994
Jinger McPeak (4)	2021	117,208		280,526	23,821	—	443,700	865,255
Former President,	2020	278,041	50,750	341,749	17,638	120,304	12,600	821,082
Electronic Controls	2019	260,286		129,498	—	58,156	12,600	460,540
Matteo Arduini (5)	2021	306,000	108,460	276,150	23,821	230,028	98,484	1,042,943
President, QRC	2020	271,419		333,595	16,793	127,159	85,676	834,642
	2019	246,338		123,629	—	37,950	51,026	458,943
Jason Morgan	2021	237,000	162,690	127,635	—	154,430	7,573	689,328
President, CVT								

HELIOS TECHNOLOGIES

(1) The dollar values shown represent the grant date fair values for restricted stock unit awards and options calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718. Also included is the incremental fair value associated with the modification in 2021 of the performance goals associated with the 2019 and 2020 PRSU grants. A portion of the stock awards are subject to performance-based vesting criteria. Reported values are based on the probable outcome of the performance conditions as of the grant date. The values of the awards at the grant date, and incremental expense incurred on modification of the 2019 and 2020 grants, assuming that the highest level of performance conditions will be achieved, are as follows:

	Year	Stock Awards, Assuming Highest Level of Performance Conditions are Achieved ($)
Josef Matosevic	2021	3,191,538
Tricia Fulton	2021	1,113,670
Melanie Nealis	2021	854,717
Jinger McPeak	2021	432,989
Matteo Arduini	2021	427,269
Jason Morgan	2021	178,934

(2) All Other Compensation amounts for 2021 are as follows:

Name	Year	Perquisites and Other Personal Benefits ($)	Company Contributions to Retirement and 401(k) Plans ($)	Severance Payments / Accruals ($)	Total ($)
Josef Matosevic	2021	16,800[a]	8,700	—	25,500
Tricia Fulton	2021	—	17,400	—	17,400
Melanie Nealis	2021	—	8,036	—	8,036
Jinger McPeak	2021	—	—	443,700[b]	443,700
Matteo Arduini	2021	60,930[c]	37,554	—	98,484
Jason Morgan	2021	—	7,573	—	7,573

(a) Represents car allowance.

(b) Reflects separation benefits accrued for Ms. McPeak in connection with her departure in 2021 of: continuation of salary for 12 months ($306,000) and the target value at the time of grant of Ms. McPeak's annual short-term incentive compensation award ($137,700).

(c) Represents car allowance of $27,358, housing allowance of $10,192, and amounts contributed to employee's Trattamento di Fine Rapporto (TFR) (Italian statutory severance plan), $23,380.

(3) Melanie Nealis resigned from the Company in March 2022. All unvested stock and option awards were forfeited upon her resignation, except the previously awarded April 27, 2020 RSU retention grant (5,418 RSU), per the terms of Ms. Nealis' departure.

(4) Jinger McPeak separated from the Company in April 2021. All unvested stock and option awards were forfeited upon termination, except the previously awarded April 27, 2020 RSU retention grant (5,418 RSU), per the terms of the separation agreement.

(5) Cash amounts for Mr. Arduini are paid in Euros based on an average conversion rate during the year.

FISCAL 2021 GRANTS OF PLAN-BASED AWARDS

GRANTS OF PLAN-BASED AWARDS		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards [2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or base price of option awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) [3]
Name	Grant Date	Threshold ($) [1]	Target ($)	Maximum ($)	Threshold (#) [1]	Target (#)	Maximum (#)				
Josef Matosevic	January 28, 2021				—	21,827	43,654				1,177,567
	January 28, 2021							10,914			592,739
	January 28, 2021								10,914	55.30	225,483
	January 28, 2021	—	786,000	1,572,000							
	January 28, 2021 [5]										139,237
Tricia L. Fulton	January 28, 2021				—	5,853	11,706				315,769
	January 28, 2021							2,926			158,911
	January 28, 2021								2,926	55.30	60,451
	January 28, 2021	—	282,750	565,500							
	January 28, 2021 [4]										169,299
	January 28, 2021 [5]										87,955
Melanie Nealis	January 28, 2021 [6]				—	4,394	8,788				237,056
	January 28, 2021							2,197			119,319
	January 28, 2021								2,197	55.30	45,390
	January 28, 2021 [7]	—	177,500	355,000							
	January 28, 2021 [4]										135,021
	January 28, 2021 [5]										72,151
Jinger McPeak	January 28, 2021 [6]				—	2,306	4,612				124,409
	January 28, 2021							1,153			62,619
	January 28, 2021								1,153	55.30	23,821
	January 28, 2021 [8]	—	137,700	275,400							
	January 28, 2021 [4]										56,091
	January 28, 2021 [5]										37,406
Matteo Arduini	January 28, 2021				—	2,306	4,612				124,409
	January 28, 2021							1,153			62,619
	January 28, 2021								1,153	55.30	23,821
	January 28, 2021	—	122,400	244,800							
	January 28, 2021 [4]										53,508
	January 28, 2021 [5]										35,614
Jason Morgan	January 28, 2021				—	754	1,508				40,678
	January 28, 2021							754			40,950
	January 28, 2021	—	82,950	165,900							
	January 28, 2021 [4]										31,845
	January 28, 2021 [5]										14,161

HELIOS TECHNOLOGIES

(1)   There are no thresholds for the awards.

(2)   Represents the number of performance-based restricted stock units granted under the 2019 Equity Incentive Plan. Dividends were not paid on the restricted stock units.

(3)   Grant date fair value of awards computed in accordance with FASB ASC Topic 718.

(4)   Represents the incremental expense incurred for the modification of the performance-based goals associated with 2019 PRSU grant.

(5)   Represents the incremental expense incurred for the modification of the performance-based goals associated with 2020 PRSU grant.

(6)   Unvested stock and option awards were forfeited upon termination in accordance with the terms of Ms. Nealis' and Ms. McPeak's separation from employment.

(7)   Amount was paid at 170% of target in accordance with the terms of Ms. Nealis' departure.

(8)   Amount was paid at target in accordance with the terms of Ms. McPeak's departure.

OUTSTANDING EQUITY AWARDS AT 2021 FISCAL YEAR-END

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Josef Matosevic	1,709	3,418	$35.04	7/1/2030				
	—	10,914	$55.30	1/28/2031				
					25,999[2]	2,734,315	32,082[2]	3,374,064
Tricia Fulton	1,079	2,160	$39.75	2/28/2030				
	—	2,926	$55.30	1/28/2031				
					14,547[3]	1,529,908	12,331[3]	1,296,851
Melanie Nealis	885	1,772	$39.75	2/28/2030				
	—	2,197	$55.30	1/28/2031				
					10,760[4]	1,131,629	9,708[4]	1,020,990
Jinger McPeak					5,418[5]	569,811	—	—
Matteo Arduini	—	874	$39.75	2/28/2030				
	—	1,153	$55.30	1/28/2031				
					7,990[6]	840,308	4,929[6]	518,383
Jason Morgan					1,774[7]	186,572	1,797[7]	188,990

(1) Stock options reported in this column generally vest in substantially equal installments on the first three anniversaries of the grant date.

(2) Unvested earned awards represent time-based restricted stock units that will vest as follows: 3,638 on January 28, 2022, 7,542 on July 1, 2022, 3,638 on January 28, 2023, 7,543 on July 1, 2023, and 3,638 on January 28, 2024. Unvested unearned awards represent performance-based restricted stock units that are contingent upon the achievement of pre-established performance metrics and vest as follows: up to 200% of 10,255 shares on December 31, 2022, and up to 200% of 21,827 shares on December 30, 2023.

(3) Unvested earned awards represent time-based restricted stock units that will vest as follows: 975 on January 28, 2022, 1,721 on February 22, 2022, 1,080 on February 28, 2022, 7,740 on April 27, 2022, 975 on January 28, 2023, 1,080 on February 28, 2023, and 976 on January 28, 2024. Unvested unearned awards represent performance-based restricted stock units that are contingent upon the achievement of pre-established performance metrics and vest as follows: up to 200% of 6,478 shares on December 31, 2022, and up to 200% of 5,853 shares on December 30, 2023.

(4) Unvested earned awards represent time-based restricted stock units that will vest as follows: 732 on January 28, 2022, 1,373 on February 22, 2022, 886 on February 28, 2022, 5,418 on April 27, 2022, 732 on January 28, 2023, 886 on February 28, 2023, and 733 on January 28, 2024. Unvested unearned awards represent performance-based restricted stock units that are contingent upon the achievement of pre-established performance metrics and vest as follows: up to 200% of 5,314 shares on December 31, 2022, and up to 200% of 4,394 shares as of December 30, 2023.

(5) Unvested earned awards represent time-based restricted stock units that will vest on April 27, 2022.

(6) Unvested earned awards represent time-based restricted stock units that will vest as follows: 384 on January 28, 2022, 545 on February 22, 2022, 437 on February 28, 2022, 5,418 on April 27, 2022, 384 on January 28, 2023, 437 on February 28, 2023, and 385 on January 28, 2024. Unvested unearned awards represent performance-based restricted stock units that are contingent upon the achievement of pre-established performance metrics and vest as follows: up to 200% of 2,623 shares on December 31, 2022, and up to 200% of 2,306 shares on December 30, 2023.

(7) Unvested earned awards represent time-based restricted stock units that will vest as follows: 251 on January 28, 2022, 324 on February 22, 2022, 348 on February 28, 2022, 251 on January 28, 2023, 348 on February 28, 2023, and 252 on January 28, 2024. Unvested unearned awards represent performance-based restricted stock units that are contingent upon the achievement of pre-established performance metrics and vest as follows: up to 200% of 1,043 shares on December 31, 2022, and up to 200% of 754 shares on December 30, 2023.

FISCAL 2021 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Josef Matosevic	—	—	7,542	589,784
Tricia Fulton	—	—	14,942	1,303,903
Melanie Nealis	—	—	10,431	952,991
Jinger McPeak	459	17,098	1,863	125,130
Matteo Arduini	437	21,048	3,428	320,899
Jason Morgan	—	—	4,966	444,006

Pension Benefits

The Company does not maintain a pension plan for any of its U.S.-based Executive Officers, other than its 401(k) Plans.

As described above, Mr. Arduini is a participant in both a state and supplemental pension schemes consistent with Italian law. The Company contributes to both pension schemes on behalf of Mr. Arduini.

Nonqualified Deferred Compensation

The Company does not maintain a nonqualified deferred compensation program.

Potential Payments Upon Termination or Change of Control

On June 14, 2019, the Board approved the Continuity Agreement to be entered into with its Executive Officers. The Continuity Agreement provides that upon termination of the executive's employment or other triggering event during the two-year period immediately following, or within 90 days prior to, a change in control, as defined in the Continuity Agreement, he or she is entitled to a lump-sum payment equal to twice the amount of his or her annual salary, plus the cash value at the time of grant of the executive's current year short-term compensation award, and continuing medical, dental, life, disability and hospitalization benefits, at the Company's expense, for the executive and his or her family, for a period of 24 months. The executive also is entitled to immediate vesting of and an extended period following termination in which to exercise all unvested and unexercised stock options and immediate vesting and lapse of all forfeiture provisions relating to, and restrictions upon transfer of, all previously issued shares of restricted stock units. To receive the payment and benefits under the Continuity Agreement, the executive must execute a general release and comply with the restrictive covenants set forth in his or her other agreements with the Company during the 24-month period following termination of employment.

Additionally, on June 14, 2019, the Compensation Committee adopted, and the Board endorsed, a form of Severance Agreement to be entered into with each of the Company's Executive Officers. The Severance Agreement provides for certain benefits to be paid to the executive in connection with a termination of employment that does not occur in connection with a change in ownership or control of the Company. The Severance Agreement provides that upon an "Involuntary Termination of Employment" (as defined in the Severance Agreement), he or she is entitled to a continuation of his or her annual base salary for 12 months, a payment equal to the cash value at the time of grant of the executive's current year short-term compensation award, and continuing medical, dental, life, disability and hospitalization benefits, at Company expense, for the executive and his or her family for a period of 12 months. To receive the payment and benefits under the Severance Agreement, the executive must comply with a number of conditions including, executing a general release and complying with the restrictive covenants set forth in his or her agreements with the Company for a period of 12 months following termination of employment.

Mr. Arduini is entitled to certain additional severance components pursuant to his employment contract and Italian law in the event of an Involuntary Termination. In the event a benefit is higher under Italian law that provided for under his Severance Agreement, Italian law will govern with the higher term. Based on the events and reasons for the termination, Mr. Arduini may receive, based on his current seniority with the Company, 6 months of notice period compensation plus up to 8 months of supplemental indemnity, the average amount of his short-term incentive award (based on the last three years), an amount, for the duration of his notice period for continued coverage on his health and welfare plans, his car and housing allowances, and contributions to his pension schemes. In addition, Mr. Arduini will receive consideration for the value of his non-competition clause (the difference between 50% of his annual salary for three years less payments already made).

The Company and Mr. Matosevic entered into an Amended Executive Officer Severance Agreement on June 4, 2021. Mr. Matosevic is entitled to a continuation of his annual base salary for 24 months, a payment equal to 200% of the target value at the time of grant of his current year STI award, continuing medical benefits, at Company expense, for Mr. Matosevic and his family for a period of 24 months, immediate vesting of all stock options, RSUs and PRSUs (at 100% of target, except for PRSUs granted in the year of termination, which will only vest if the termination date occurs at least 6 months after the beginning of the performance period, and which will vest (if at all) at target on a pro-rata basis) which are outstanding on the date of termination, and an extended exercise period of up to one year for vested stock options. To receive the payment and benefits under his severance agreement, Mr. Matosevic must, among other things, execute a customary release and comply with customary restrictive covenants set forth in his agreements with the Company.

The following table shows the potential payments upon termination following a change of control, as if termination had occurred on January 1, 2022.

	Salary ($)	STI ($)	Accelerated Restricted Stock Vesting ($)	Accelerated Stock Option Vesting ($)[1]	Welfare Benefits ($)	Other Benefits ($)	Total ($)
Josef Matosevic	1,572,000	1,572,000	6,108,379	783,986	96,099	—	10,132,464
Tricia Fulton	870,000	565,500	2,826,759	287,227	48,716	—	4,598,202
Melanie Nealis	710,000	355,000	2,152,620	225,489	71,908	—	3,515,017
Matteo Arduini	612,000	244,800	1,358,691	114,677	15,797	167,233[2]	2,513,198
Jason Morgan	474,000	165,900	375,562	—	64,505		1,079,967

(1) Amounts assume all unvested options vest and in the money options are exercised immediately upon termination.

(2) Amount relates to car and housing allowances of $9,387 required under Italian statutory regulations, $18,777 in pension contributions, and $139,069 of consideration for non-competition obligations.

The following table shows the potential payments following an involuntary termination, other than in connection with a change in control, as if termination had occurred on January 1, 2022:

	Salary ($)	STI ($)	Accelerated Restricted Stock Vesting ($)	Accelerated Stock Option Vesting ($)[1]	Welfare Benefits ($)	Other Benefits ($) [1]	Total ($)
Josef Matosevic	1,572,000	1,572,000	6,108,379	783,986	96,099	—	10,132,464
Tricia Fulton	435,000	282,750			24,358	—	742,108
Melanie Nealis	355,000	177,500			35,954	—	568,454
Matteo Arduini	306,000	122,400			7,899	167,233[2]	603,532
Jason Morgan	237,000	82,950			32,252	—	352,202

(1) Amounts assume all unvested options vest and in the money options are transacted immediately upon termination.

(2) Amount relates to car and housing allowances of $9,387 required under Italian statutory regulations, $18,777 in pension contributions, and $139,069 of consideration for non-competition obligations.

HELIOS TECHNOLOGIES

As described above and in accordance with the terms of her separation agreement, Ms. McPeak actually received the following compensation and benefits in connection with her separation: continuation of her salary for twelve months ($306,000) in exchange for transition services, the target value at the time of grant of her annual short-term incentive compensation award ($137,700), the vesting of 5,418 RSUs on April 27, 2022 (valued at $171,000 based on the Company's stock price on the grant date), and continuation of benefits pursuant to the COBRA, for a period of 12 months from the date of termination.

As described above, Ms. Nealis actually received the following compensation and benefits in connection with her departure: continuation of her salary until December 17, 2022 ($355,000), reimbursement of health insurance under COBRA, until December 17, 2022, acceleration of her 2021 STI payout ($301,750), and continued vesting in any outstanding equity awards through May 1, 2022.

CEO to Median Employee Pay Ratio

As required under and calculated in accordance with Item 402(u) of Regulation S-K, we have determined a reasonable estimate of the ratio of the annual total compensation of our President and CEO Josef Matosevic to the median of the annual total compensation of all employees excluding the CEO was 112:1. This ratio was calculated as described below using the median of annual total compensation of all employees, other than the CEO of $47,502, and the annual total compensation of the CEO of $5,331,976.

The SEC rules for identifying the median compensated employee ("Median Employee") and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may use different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

For purposes of this disclosure, the date used to identify the Median Employee was January 1, 2022 (the "Determination Date"). On the Determination Date, the Company employed a total of 2,244 employees (including 1,103 employees based in the United States). The Company determined the Median Employee as of the Determination Date by identifying total compensation for the period beginning on January 3, 2021, and ending on January 1, 2022, for 2,014 employees who were employed by the Company on the Determination Date. This group of employees included all full- and part-time employees but excluded Mr. Matosevic. BJN Technologies, NEM and Joyonway were acquired during the 2021 fiscal year. Approximately 229 employees of these companies have been omitted from this analysis as permitted by Item 402(u) of Regulation S-K.

The group of employees used to determine the Median Employee does not include any independent contractors or "leased" workers. Further, we did not use any statistical sampling or cost-of-living adjustments for purposes of this CEO pay ratio disclosure. Total compensation used to determine the Median Employee included base wages, overtime, bonus payments, and the grant date fair value of stock compensation granted during the year. A portion of our employee workforce (full-time and part-time) identified above worked for less than the full fiscal year due to commencing employment after January 3, 2021. In determining the Median Employee, we annualized the total compensation for such individuals (but avoided creating full-time equivalencies) based on reasonable assumptions and estimates. Compensation paid in currencies other than U.S. dollars was converted to U.S. dollars based on average exchange rates for the 12-month period ending January 1, 2022. After identifying the Median Employee, we calculated the annual total compensation for 2021 for this employee using the same methodology used for the CEO in the Summary Compensation Table.

DIRECTOR COMPENSATION

Since 2015, each nonemployee Director is paid an annual retainer of 2,000 shares of Company common stock. The retainer for Committee chairs is 1.5 times the regular Director rate and the Board Chair's retainer is 2.25 times the regular Director rate. Each nonemployee Director also receives 250 shares for attendance at each Board meeting and each in-person Committee meeting on which he or she serves. No additional compensation is paid for meetings that are held within one day of a Board meeting or for separate meetings of less than four hours. The shares of Company common stock are issued under the Sun Hydraulics Corporation 2012 Nonemployee Director Fees Plan (the "2012 Directors Plan").

In 2021, the Compensation Committee engaged Mercer to review and evaluate the competitiveness of its current non-employee Board of Directors compensation program. Based on Mercer's assessment of peer group compensation and survey data, the Committee determined that an adjustment was needed to establish a program that better reflects common market practice and consisted of cash and equity compensation. The Compensation Committee recommended, and the Board approved, the termination of the 2012 Directors Plan, to be replaced, effective January 1, 2022, by the Non-Employee Director Compensation Policy ("Non-Employee Director Policy") in which each Director is paid a quarterly cash retainer following each regularly scheduled quarterly Board Meeting in the amount of $22,187.50 as well as a quarterly Restricted Stock Unit award with a grant value equal to $38,750.00. An additional quarterly Restricted Stock Unit award will be given for Committee chairs with a grant value equal to $5,000 for the Audit Committee Chair; $5,000 for the Compensation Committee Chair; $2,500 for the Environmental, Social and Governance Committee Chair; and $2,500 for the Nominating Committee Chair. Finally, the person serving as the Non-Employee Director Chair of the Board will be given an additional quarterly Restricted Stock Unit award with a grant value equal to $26,500.

The Board believes that the new Director compensation policy will fairly compensate Directors for the work required, will attract and retain talented Directors with the relevant skills and capabilities needed, and will align Directors' interests with the long-term interests of Company Shareholders.

As with executive compensation, industry data is used periodically as reference points. Directors also are reimbursed for their expenses incurred in connection with their attendance at such meetings. Directors who are employees of the Company do not receive any additional compensation for their service as Directors. Additionally, Directors are subject to Stock Ownership Guidelines where non-management members of the Board should own and hold shares with a value equal to two times (2x) the number of shares awarded to them annually as Directors' fees.

2021 Director Compensation

Name [1]	Fees Earned or Paid in Cash ($)	Stock Awards ($) [2]	All Other Compensation ($) [3]	Total ($)
Marc Bertoneche	—	251,723	—	251,723
Douglas M. Britt	—	335,630	13,631	349,261
Laura Dempsey Brown	—	335,630	—	335,630
Cariappa (Cary) M. Chenanda	—	317,403	—	317,403
Kennon H. Guglielmo	—	54,683	—	54,683
Philippe Lemaitre	—	461,491	—	461,491
Alexander Schuetz	—	335,630	—	335,630
Gregory C. Yadley	—	109,830	—	109,830

(1) Although Mr. Matosevic is a member of the board, as President and CEO he does not receive any stock awards or other fees as a Director of the Company and is therefore not included in this table.

(2) The stock awards represent aggregate grant date fair market value, based on the average of the high and low market price as of the date of grant. The common stock was issued during 2021 for their service as Directors and for attendance at Board meetings. Please see the Security Ownership of Certain Beneficial Owners and Management schedule under Item 12 regarding the number of shares beneficially owned by each of the Directors. As of January 1, 2022, none of our non-employee Directors held unvested equity awards.

(3) We have a travel and reimbursement policy under which we reimburse the expenses of a Director's spouse for travel costs incurred in connection with business of the Board when appropriate. Except as set forth in the "All other compensation" column, the cost to the Company for providing these perquisites was less than $10,000 for each Director.

Equity Compensation Plan Information

The following table summarizes the Company's equity compensation plan information as of January 1, 2022. Information is included for both equity compensation plans approved by the Company's shareholders and equity compensation plans not approved by the shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	360,118[1]	49.65[2]	976,400[3]
Equity compensation plans not approved by shareholders	—	—	—
Total	360,118	49.65	976,400

Equity compensation plans approved by the shareholders include the Employee Stock Purchase Plan, the 2019 Equity Incentive Plan and the 2012 Nonemployee Director Fees Plan.

(1) Consists of 26,736 stock options, 139,666 RSUs and 193,716 PRSUs. Maximum payout of 200% per units is assumed for the PRSUs which may overstate actual dilution that could occur.

(2) Reflects the weighted average exercise price of stock options outstanding. RSUs and PRSUs are not included in this column as they have no exercise price.

(3) The number of securities available for future issuance as of January 1, 2022, were 334,977 shares under the Employee Stock Purchase Plan, 47,232 shares under the Sun Hydraulics Limited Share Incentive Plan, 549,142 shares under the 2019 Equity Incentive Plan, and 45,049 shares under the 2012 Nonemployee Director Fees Plan.

PROPOSAL 2 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee engaged Grant Thornton LLP ("Grant Thornton") to report upon the financial statements of the Company for the years ended January 1, 2022, and January 2, 2021, and the effectiveness of the Company's internal control over financial reporting as of January 1, 2022, and January 2, 2021, respectively. Those audited financial statements are provided in conjunction with the Company's annual report to shareholders that has been provided to the shareholders along with this Proxy Statement.

Fees

The Company incurred the following fees to Grant Thornton LLP during fiscal years 2021 and 2020.

	2021	2020
Audit Fees:		
Grant Thornton (principal auditor)	$1,679,000	$1,505,520
Other Auditors	—	—
Subtotal	1,679,000	1,505,520
Audit Related Fees	32,572	48,555
Tax Fees	33,000	41,305
All Other Fees	7,975	—

Audit Fees were for professional services rendered for the audit of the Company's consolidated financial statements included in Form 10-K, reviews of the consolidated financial statements included in Forms 10-Q, and statutory audits of the Company's wholly owned subsidiaries for the fiscal years 2021 and 2020, respectively. Audit Related Fees were incurred for employee benefit plan audit services.

The Audit Committee has not adopted any pre-approval policies and approves all engagements with the Company's auditors prior to the performance of services by them.

A representative from Grant Thornton will be in attendance at the Meeting, will have the opportunity to make a statement if desired, and will be available to respond to any questions from those in attendance.

The Audit Committee has appointed Grant Thornton to report upon the financial statements of the Company for the year ended December 31, 2022, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. Although the Company is not required to seek shareholder ratification of this appointment by the Company's Bylaws or otherwise, the Board believes it to be sound corporate governance to do so. If the shareholders do not ratify this appointment, the Audit Committee will reconsider the appointment and consider that vote in the review of its future selection of accountants but will not be required to engage a different auditing firm. If a quorum is present at the meeting, Proposal 2 will be approved if votes cast favoring the action exceed the votes cast opposing the action.

 **The Board of Directors, as a matter of good corporate practice, has elected to seek ratification of Grant Thornton LLP as the independent registered public accounting firm to report on the financial statements of the Company for the year ended December 31, 2022, and recommends that you vote "FOR" Proposal 2.**

PROPOSAL 3 — ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

At our 2022 Annual Meeting of Shareholders, as provided in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") and as required by Section 14A of the Securities Exchange Act of 1934, as amended, we provided our shareholders the opportunity to advise our Compensation Committee and Board regarding the compensation of our Named Executive Officers as described in our proxy statement pursuant to the compensation disclosure rules of the SEC ("say on pay"). At our 2017 Annual Meeting of Shareholders, as provided in the Dodd-Frank Act, our shareholders were asked to indicate how frequently we should seek a "say on pay" advisory vote. The shareholders were able to indicate whether they would prefer an advisory vote on Named Executive Officer compensation once every: one, two, or three years. At the 2017 Annual Meeting, 89.95% of shareholders voting or who abstained from voting endorsed our Board's recommendation that the advisory "say on pay" vote be held every year. Therefore, we are providing our shareholders the opportunity to advise our Compensation Committee and Board regarding the compensation of our Named Executive Officers as described in this Proxy Statement.

As set forth in detail under the heading "Executive Compensation — Compensation Discussion and Analysis," the goals of our compensation program are to attract, retain, motivate and reward highly qualified leadership personnel and to provide them with attractive long-term career opportunities. Our compensation philosophy is to provide executives with a competitive total compensation package which motivates superior job performance, the achievement of our business objectives, and the enhancement of shareholder value. The Company's objective is to attract, retain, and motivate excellent employees, in alignment with the Company's augmented strategy, and to align the interests of employees with those of the shareholders by giving them a personal interest in the value of the Company's Common Stock. Please see the Compensation Discussion and Analysis beginning on page 32 for a detailed description and analysis of our executive compensation programs, including information about the fiscal year 2020 and 2021 compensation of our Named Executive Officers.

The advisory "say on pay" vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement. We will ask our shareholders to vote "FOR" the following resolution at the Meeting:

> "RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation and the accompanying narrative disclosure set forth in the Company's 2022 Proxy Statement."

This say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board. However, we value the opinions of our shareholders, and our Board and Compensation Committee will consider the outcome of the vote when making future executive compensation decisions. We expect that our next "say on pay" vote will be held at our 2023 annual meeting of shareholders. If a quorum is present at the meeting, Proposal 3 will be approved if votes cast favoring the action exceed the votes cast opposing the action.

 **The Board of Directors recommends that you vote "FOR" Proposal 3, the approval, on an advisory basis, of the compensation of our Named Executive Officers as disclosed in this Proxy Statement.**

OTHER BUSINESS

Management of the Company does not know of any other business that may be presented at the Meeting. If any matter not described herein should be presented for shareholder action at the Meeting, the persons named in the enclosed Proxy will vote the shares represented thereby in accordance with their best judgment.

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS AND NOMINATION OF DIRECTORS BY SHAREHOLDERS FOR THE 2023 PROXY STATEMENT AND PRESENTATION AT THE 2023 ANNUAL MEETING

Our Bylaws govern the submission of nominations for Director or other business proposals that a shareholder wishes to have considered at a meeting of shareholders, but which are not included in the Company's proxy statement for that meeting. Under our Bylaws, if a shareholder, at our 2023 Annual Meeting, wants to:

(i)   nominate a person to stand for election as a Director, the nomination must be received at our principal executive offices no earlier than January 2, 2023, and no later than February 1, 2023. Therefore, notice to the Company of a shareholder nomination submitted before January 2, 2023, or after February 1, 2023, will be considered untimely and will not be considered at the 2023 Annual Meeting; or

(ii)   introduce an item of business, the proposal must be received at our principal executive offices no later than December 28, 2022. Accordingly, notice to the Company of a shareholder proposal received after December 28, 2022, will be considered untimely and will not be considered at the 2023 Annual Meeting.

These advance notice provisions are in addition to, and separate from, the SEC requirements that a shareholder must meet to have a proposal included in our proxy statement and form of proxy for presentation at our annual meetings. Under SEC Rule 14a-8, if a shareholder wants to introduce an item of business at our 2023 Annual Meeting and have us include such proposal in our proxy statement and form of proxy for presentation at the 2023 Annual Meeting, the proposal must be received at our principal executive offices no later than December 28, 2022. We expect to hold our 2023 Annual Meeting on or about June 1, 2023.

In addition to satisfying the requirements under our by-laws, if a stockholder intends to comply with the SEC's universal proxy rules and to solicit proxies in support of Director nominees other than the Company's nominees, the shareholder must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically to us at our principal executive offices no later than 60 calendar days prior to the one-year anniversary date of the Annual Meeting (for the 2023 Annual Meeting of Shareholders, no later than April 8, 2023). If the date of the 2023 Annual Meeting is changed by more than 30 calendar days from such anniversary date, however, then the shareholder must provide notice by the later of 60 calendar days prior to the date of the 2023 Annual Meeting and the 10th calendar day following the date on which public announcement of the date of the 2023 Annual Meeting is first made.

Under our Bylaws, a shareholder must follow certain procedures to nominate persons for election as Directors or to introduce an item of business at an Annual Meeting of Shareholders. The procedures for nominating a Director are described above in "Governance of the Company — Independence and Committees of the Board of Directors" under the headings "*Governance and Nominating Committee"* and "*Shareholder Recommendations for Nomination as a Director."*

The procedures for introducing an item of business at the 2023 Annual Meeting require providing a written notice of each proposed item of business that must include:

(i)   a brief description of the business desired to be brought before the meeting,

(ii)   the reasons for conducting such business at the meeting,

(iii)   the name and record address of the shareholder proposing such business,

(iv)   the number of shares of stock owned beneficially or of record by the shareholder,

(v)   a description of all arrangements or understandings between the shareholder and any other person or persons (including their names) in connection with the proposal of such business by the shareholder and any material interest of the shareholder in such business, and

(vi)   a representation that the shareholder intends to appear in person or by proxy to bring such business before the meeting.

Shareholder proposals and nominations for Director should be submitted in writing to the Corporate Secretary, at 7456 16th Street East, Sarasota, Florida 34243. A copy of the Company's Bylaws will be provided upon request in writing to the Secretary.

By Order of the Board of Directors,



MARC A. GREENBERG
Secretary

Dated: April 27, 2022

HELIOS
TECHNOLOGIES